Exhibit 10.1

SHARE PURCHASE AGREEMENT

in respect of

ILIM HOLDING S.A.

by and among

INTERNATIONAL PAPER INVESTMENTS (LUXEMBOURG) S.AR.L.

PULP HOLDING LUXEMBOURG S.AR.L.

ILIM HOLDING LUXEMBOURG S.AR.L.

ILIM HOLDING S.A.

INTERNATIONAL PAPER COMPANY

MR. ZAKHAR SMUSHKIN

MR. MIKHAIL ZINGAREVICH

MR. LEONID ERUHIMOVICH

and

MR. BORIS ZINGAREVICH

dated as of

16 August 2007

Section 11.10	Election of Remedies	72
Section 11.11	Assignment	72
Section 11.12	Contracts (Rights of Third Parties) Act 1999	72
Section 11.13	Language	72
Section 11.14	Ilim Shareholder Representatives	72

ARTICLE XII WITHHOLDING		74
Section 12.1	Withholding	74

SCHEDULE A	DEFINITIONS AND INTERPRETATIONS

SCHEDULE B	SHAREHOLDER AND GUARANTOR DATA

SCHEDULE C	RESTRUCTURING SCHEDULE

SCHEDULE D	DETAILS OF JVCO SUBSIDIARIES AND EXCLUDED COMPANIES

SCHEDULE E	PREPARATION OF CLOSING STATEMENTS

SCHEDULE F	ACTUAL CAPITAL EXPENDITURE

SCHEDULE G	TIMBERLAND LEASE AGREEMENTS

SCHEDULE H	TEMPLATE OF BALANCE SHEET

SCHEDULE I	MATERIAL JVCO SUBSIDIARIES

SCHEDULE J	SPECIFIED MATTERS

EXHIBIT A	FORM OF NON- NEGOTIABLE PROMISSORY NOTE

EXHIBIT B	FORM OF GUARANTEE

EXHIBIT C	FORM OF SHAREHOLDERS AGREEMENT

EXHIBIT D	FORM OF TAX COVENANT

EXHIBIT E	FORM OF DEED OF INDEMNITY

EXHIBIT F	FORM OF SPOUSAL CONSENT

EXHIBIT G	FORM OF DEED OF UNDERTAKING

EXHIBIT H	PRINCIPLES OF PRIMARY SEPARATION AGREEMENTS

EXHIBIT I	FORM OF PREFERRED EQUITY CERTIFICATES

SHARE PURCHASE AGREEMENT

This deed of Share Purchase Agreement, dated as of 16 August 2007, is made by and among

(1)	International Paper Investments (Luxembourg) S.àr.l., a société à responsabilité limitée (limited liability company) incorporated under the laws of Luxembourg with its principal place of business at 65 Boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg (“Purchaser”);

(2)	Pulp Holding Luxembourg S.àr.l., a société à responsabilité limitée (limited liability company) incorporated under the laws of Luxembourg with registered office at 23 rue Aldringen, L-1118 Luxembourg and registered under number B 123088 in the Luxembourg commercial register (“LUXCO 1”);

(3)	Ilim Holding Luxembourg S.àr.l., a société à responsabilité limitée (limited liability company) incorporated under the laws of Luxembourg with registered office at 23 rue Aldringen, L-1118 Luxembourg and registered under number B 123093 in the Luxembourg commercial register (“LUXCO 2” and together with Luxco 1 the “Shareholders” and each of them a “Shareholder”);

(4)	Ilim Holding S.A., a société anonyme (stock corporation) organized and existing under the laws of Switzerland with registered office at Place du Molard 7-9, Geneva, Switzerland (“JVCo”);

(5)	International Paper Company, a corporation organized under the laws of the State of New York United States of America having its headquarters at International Place, 6400 Poplar Ave., Memphis, Tenn. 38197, United States of America (“Purchaser Parent”); and

(6)	Mr Zakhar Smushkin, Mr Mikhail Zingarevich, Mr Leonid Eruhimovich and Mr Boris Zingarevich as guarantors of certain obligations of each Shareholder hereunder (each a “Guarantor”, and together the “Guarantors”).

RECITALS

WHEREAS, each of the Shareholders has approved, and deems it advisable and in the best interests of such Shareholder to enter into this Agreement and to perform its obligations hereunder; and

WHEREAS, JVCo Board of Directors has approved, and deems it advisable and in the best interests of the JVCo to enter into this Agreement and to perform its obligation hereunder; and

WHEREAS, the board of directors of Purchaser has approved, and deems it advisable and in the best interests of its shareholders to enter into this Agreement and to perform its obligations hereunder; and

WHEREAS, each of the Guarantors has found it advisable and in his best interest to enter into this Agreement and to perform its obligations hereunder; and

WHEREAS, the board of directors of Purchaser Parent has approved, and deems it advisable and in the best interests of its shareholders to enter into this Agreement and to perform its obligations hereunder; and

WHEREAS, certain capitalized terms used in this Agreement have the meanings assigned to them in Schedule A hereto.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, this deed witnesses as follows:

ARTICLE I

PURCHASE AND SALE OF SALE SHARES

Section 1.1 Sale and Transfer of Sale Shares.

(a) Subject to the terms and conditions of this Agreement, at the Closing each Shareholder shall sell and Purchaser shall purchase the number of Sale Shares set forth opposite such Shareholder’s name on Schedule B hereto (such sale and purchase to be deemed to have taken place on the Effective Closing Date), on the terms that:

(i) the same covenants shall be deemed to be given by the Shareholders on Closing in relation to the Sale Shares as are implied under Part I of the Law of Property (Miscellaneous Provisions) Act 1994 where a disposition is expressed to be made with full title guarantee; and

(ii) the Sale Shares are free and clear of all Encumbrances.

(b) At Closing, legal and beneficial ownership of the Sale Shares shall be deemed to have passed to Purchaser on the Effective Closing Date together with all associated rights and benefits attaching to them on or after the Effective Closing Date.

(c) The Shareholders hereby irrevocably waive, and agree to take all steps to ensure that any third parties waive, all rights of pre-emption or other rights over the Sale Shares conferred on such third parties by the articles of incorporation of JVCo, by agreement or otherwise.

(d) Purchaser shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all of the Sale Shares is completed simultaneously.

Section 1.2 Final Purchase Price. The “Final Purchase Price” shall be an amount equal to:

(a) (the Base Value;

(b) minus, Actual Net Debt;

(c) minus, Actual Extraordinary Taxes Payable;

(d) minus, Actual Extraordinary Balance Sheet Liabilities;

(e) plus, the amount of the difference between Actual Working Capital and Estimated Actual Working Capital, if Actual Working Capital is greater than Estimated Actual Working Capital (or minus the amount of such difference if Actual Working Capital is less than the Estimated Actual Working Capital);

(f) plus, Actual Capital Expenditure); and

(g) multiplied by, ((100% minus Actual Minority Interest) divided by 2).

Section 1.3 Initial Purchase Price. The “Initial Purchase Price” shall be an amount equal to:

(a)(the Base Value:

(b) minus, Estimated Net Debt;

(c) minus, Estimated Extraordinary Taxes Payable;

(d) minus, Estimated Extraordinary Balance Sheet Liabilities;

(e) plus, the amount of the difference between Estimated Actual Working Capital and Target Working Capital, if Estimated Actual Working Capital is greater than the Target Working Capital (or minus the amount of such difference if Estimated Actual Working Capital is less than the Target Working Capital);

(f) plus, Estimated Capital Expenditure); and

(g) multiplied by, ((100% minus Estimated Minority Interest) divided by 2).

Section 1.4 Payments and Adjustments.

(a) The Final Purchase Price shall be satisfied by:

(i) payment by Purchaser to the Shareholders in cash at Closing of an aggregate amount equal to the Initial Purchase Price minus the Retention Amount (“Initial Cash Component”); and

(ii) delivery to each Shareholder at Closing of a Note, which shall together be in the aggregate principal amount of the Retention Amount, in each case pursuant to Section 2.4; followed by,

(iii) subject to Section 1.4 (d) below, payment in cash, within 20 Business Days of the final agreement or determination of the Final Purchase Price in accordance with Part 2 of Schedule E, from Purchaser to the Shareholders of an aggregate amount equal to the Final Purchase Price minus the Initial Purchase Price if the difference is a positive number (or payment in cash from the Shareholders to Purchaser of an aggregate amount equal to such difference if the amount is a negative number).

(b) Each of the Initial Purchase Price and the Final Purchase Price shall be agreed or determined in accordance with the principles and mechanics set out in Schedule E.

(c) At the same time that any payment is made by the Shareholders to the Purchaser or by the Purchaser to the Shareholders pursuant to Section 1.4(a)(iii) the Purchaser shall, subject to Section 1.4(d) below, pay to the Shareholders an amount equal to the Purchase Price Interest Amount .

(d) If any payment is due from the Shareholders to the Purchaser pursuant to Section 1.4(a)(iii), the Shareholders’ obligation to make such payment (the “Shareholder Balancing Payment”) and the Purchaser’s obligation to make the payment of the Purchase Price Interest Amount shall be set-off against one another so that:

(i) if the Shareholder Balancing Payment exceeds the Purchase Price Interest Amount , the Shareholders shall deduct the amount of the Purchase Price Interest Amount from the amount of the Shareholder Balancing Payment payable by the Shareholders to the Purchaser pursuant to Section 1.4(a)(iii) and such deduction shall be in full satisfaction of the Purchaser’s obligation to make the payment of the Purchase Price Interest Amount pursuant to the provisions of Section 1.4(c); and

(ii) if the Shareholder Balancing Payment is an amount which is less than the amount of the Purchase Price Interest Amount, the amount payable by the Purchaser pursuant to the provisions of this Section 1.4(c) shall be reduced by an amount equal to the Shareholder Balancing Payment and the Shareholders obligation to make payment of the Shareholder Balancing Payment shall be reduced to zero.

Section 1.5 Example Calculation of Initial Purchase Price. The Shareholders shall deliver to Purchaser, within 20 Business Days of the date of this Agreement, a good faith, non-binding, estimate of the Initial Purchase Price (the “Estimate”), which shall:

(a) have been determined using the formula set out in Section 1.3 (save that all date references shall be adjusted to reflect the timing of the preparation of the Estimate);

(b) be based on consolidated unaudited financial statements for JVCo, as at 30 June 2007, prepared on the basis of the principles set out in Part 5 of Schedule E; and

(c) contain and identify all line items used or required to determine the Estimate.

Section 1.6 Preferred Equity Certificate.

(a) Subject to the terms and conditions of this Agreement, at the Closing, each Shareholder agrees to issue and allot to Purchaser, and Purchaser agrees to subscribe for, a Preferred Equity Certificate at the issue price of 100% of the principal amount of such Preferred Equity Certificate, being Euro50,000 for each Preferred Equity Certificate (“Issue Price”) such issue and subscription to be deemed to have taken place on the Effective Closing Date.

(b) In accordance with Section 1.6(a) above, Purchaser shall, at the Closing (but with effect from the Effective Closing Date) and subject always to completion of the purchase of the Sale Shares in accordance with the terms and conditions of this Agreement:

(i) subscribe for each Preferred Equity Certificate in one instalment; and

(ii) pay to each Shareholder an amount equal to the Issue Price of the Preferred Equity Certificate issued and allotted by such Shareholder.

(c) In accordance with Section 1.6(a) above, the Shareholders shall each, at the Closing (but with effect from the Effective Closing Date) and subject always to completion of the purchase of the Sale Shares in accordance with the terms and conditions of this Agreement:

(i) issue and allot a Preferred Equity Certificate to Purchaser;

(ii) register Purchaser as the fully paid holder of such Preferred Equity Certificate; and

(iii) execute and do all things necessary as shall be required in order to vest legal and beneficial title in such Preferred Equity Certificate to Purchaser, free and clear of all Encumbrances.

(d) Upon issue of each Preferred Equity Certificate, Purchaser agrees to hold such Preferred Equity Certificate with the benefit of the rights and subject to the restrictions set out in the terms and conditions of such Preferred Equity Certificate.

ARTICLE II

THE CLOSING

Section 2.1 The Closing. The sale and transfer of the Sale Shares by the Shareholders to Purchaser shall take place at 11.00am (Moscow time) at the offices of Skadden Arps, Slate, Meagher & Flom, 6 Gasheka Street, 125047 Moscow, Russian Federation, on 1 October 2007 or, if later, five Business Days following the satisfaction and/or waiver of all conditions to close set forth in Article VIII (other than conditions which are expressed to be satisfied by delivery of documents at the Closing) (“Closing Date” or “Closing”), unless another date or place is agreed in writing by each of the parties hereto. Purchaser and the Shareholders shall not be required to complete the sale and purchase of the Sale Shares or any of the items referred to in Article II hereof unless all such acts and items in Articles II and VIII are completed in accordance with Articles II and VIII hereof.

Section 2.2 Deliveries by Shareholders. At the Closing, each Shareholder shall, simultaneously with Purchaser and the Guarantors taking the actions listed in Sections 2.4 and 2.5 hereof (respectively), deliver, or procure the delivery, to Purchaser of:

(a) share certificates representing the number of Sale Shares set opposite such Shareholder’s name on Schedule B, each such certificate to be duly and validly endorsed in blank;

(b) a certified copy of the resolutions of the JVCo Board of Directors approving (i) the transfers of the Sale Shares referred to in Section 1.1 of this Agreement to Purchaser and (ii) the registration of Purchaser as holder of the Sale Shares with voting rights in the share register of JVCo on the Closing Date;

(c) a certified copy of the share register of JVCo in which the Purchaser is registered as holder of the Sale Shares on the Closing Date;

(d) a certified copy of the resolutions of the board of directors of such Shareholder authorizing:

(i) execution of this Agreement and each of the other Transaction Documents to which it is or will be a party; and

(ii) the issue and allotment of the Preferred Equity Certificate to be issued and allotted by that Shareholder effective as of the Effective Closing Date;

(e) notarised copies of the resolutions of the competent corporate bodies of each of JVCo and RusCo in the Agreed Form in order to adopt the articles of incorporation or charter in respect of each of JVCo and RusCo with effect from the Closing;

(f) the RusCo CEO Service Contract duly signed by RusCo;

(g) the Deed of Indemnity, the Guarantee and the Undertaking, duly executed by the Shareholders and the Guarantors (as relevant) in the forms attached hereto as Exhibit E, Exhibit B and Exhibit G (respectively);

(h) the Shareholders Agreement, duly executed by each Shareholder, each Guarantor and JVCo;

(i) certified copies of duly executed letters of release in the Agreed Form in respect of each person resigning or being removed from the board of directors of each of JVCo, RusCo and each Material JVCo Subsidiary with effect from the Closing;

(j) duly executed copies of the Third Party Consents, to the extent obtained at or prior to the Closing;

(k) the officer’s certificates on the terms of Section 8.2(a)(i) hereof or on such other terms as may be mutually agreed by Purchaser and the Shareholders;

(l) the Escrow Agreement and the Material Subsidiary Escrow Agreements duly signed by each party thereto (other than, to the extent relevant, Purchaser) and evidence that the shares of the Material JVCo Subsidiaries and the Shares have been deposited in escrow or blocked in the case of joint stock companies, pursuant to the relevant escrow agreement, in each case free and clear of any Encumbrances other than the Escrow Agreement or the Material Subsidiary Escrow Agreements, as relevant;

(m) the Tax Covenant, duly executed and delivered by each Shareholder;

(n) a copy of the Disclosure Schedule duly signed by each Shareholder;

(o) each of the Primary Separation Agreements, duly signed by each party thereto, other than Purchaser or any Affiliate of Purchaser;

(p) the Preferred Equity Certificate to be issued and allotted by that Shareholder in accordance with the terms of Section 1.6(a) hereof, duly registered; and

(q) the JVCo Security Agreement, duly signed by each of the Shareholders.

Section 2.3 Shareholders’ procurement obligations. At, or before, the Closing the Shareholders shall jointly procure that:

(a) a shareholders’ meeting of JVCo is held at which it is resolved that, with effect from the Closing:

(i) such Persons are either appointed or removed from office as directors of JVCo so that the JVCo Board of Directors consists solely of such Persons as are specified in Part A of Schedule 5 of the Shareholders Agreement; and

(ii) the Agreed Form of articles of incorporation of JVCo is adopted;

(b) a board meeting (or where necessary, a shareholders’ meeting) of JVCo is held at which it is resolved that:

(i) the transfers of the Sale Shares to Purchaser are approved for registration; and

(ii) each of the:

(1) JVCo Board Regulations;

(2) Initial Business Plan; and

(3) Business Operation and Management Policies,

are adopted by the JVCo Board of Directors; and

(iii) such Person as is agreed by Purchaser and the Shareholders prior to the Closing Date is appointed as the Voting Representative.

(c) a general meeting of the shareholders (or, where necessary, a board meeting) of RusCo or the appropriate JVCo Subsidiary has approved by the necessary vote each Primary Separation Agreement, each Ancillary Agreement and each related party agreement referred to in Section 8.2(l) hereof to the satisfaction of each of Purchaser and the Shareholders thereto.

(d) a board meeting (or, where necessary, a shareholders’ meeting) of RusCo is held at which it is resolved that with effect from no later than the Closing:

(i) Paul Herbert be appointed as RusCo CEO;

(ii) such Persons are either appointed or removed from office as directors of RusCo so that the board of directors of RusCo consists solely of such Persons as are specified in Schedule I hereof or, with respect to Purchaser’s nominees, the Persons notified by Purchaser to the Shareholders in writing on or prior to 20 August 2007, as composing the board of directors of RusCo with effect from the Closing Date;

(iii) RusCo shall use its best endeavours to procure that each Senior Executive and each Senior Manager employed by RusCo whose office or job description will change following the Closing shall enter into a new employment agreement reflecting such changes as soon as reasonably practicable thereafter;

(iv) The RusCo Board Regulations are adopted by RusCo; and

(v) RusCo shall adopt the Agreed Form of charter of RusCo; and

(e) a board meeting (or, where necessary, a shareholders’ meeting) of each Material JVCo Subsidiary is held at which it is resolved that with effect from the Closing:

(i) Paul Herbert or such other Person nominated by Paul Herbert and mutually agreed by Purchaser and the Shareholders on or prior to 1 September 2007 be appointed as CEO of such Material JVCo Subsidiary;

(ii) such Persons are either appointed or removed from office as directors of each such Material JVCo Subsidiary so that the board of directors of each such Material JVCo Subsidiary consists solely of the Persons nominated by each of the Shareholders, Purchaser and the relevant CEO as set forth in Schedule I hereof for that Material JVCo Subsidiary, the identity of such Persons to be notified in writing by each nominator to the other nominators on or prior to 20 August 2007;

(iii) such Material JVCo Subsidiary shall use its reasonable commercial endeavours to procure that each Senior Executive and each Senior Manager employed by that Material JVCo Subsidiary whose office or job description will change following the Closing shall enter into a new employment agreement reflecting such changes as soon as reasonably practicable thereafter; and

(f) the bank mandates of JVCo, RusCo and each Material JVCo Subsidiary are revised, with effect from the Closing, in such a manner as is reasonably agreed by Purchaser and the Shareholders not less than 10 Business Days prior to the Closing Date.

Section 2.4 Deliveries by Purchaser. At the Closing, Purchaser shall simultaneously with the Shareholders and the Guarantors taking the actions listed in sections 2.2 and 2.5 respectively:

(a) pay to:

(i) Luxco 1, by wire transfer in USD to the account number(s) in Luxembourg designated by Luxco 1 prior to the Closing:

(1) 50 per cent of the Initial Cash Component; and

(2) the Issue Price in respect of the Preferred Equity Certificate to be issued and allotted to Purchaser by Luxco 1; and

(ii) Luxco 2, by wire transfer in USD to the account number(s) in Luxembourg designated by Luxco 2 prior to the Closing:

(1) 50 per cent of the Initial Cash Component; and

(2) the Issue Price in respect of the Preferred Equity Certificate to be issued and allotted to Purchaser by Luxco 2;

(b) deliver to each Shareholder a Note in the principal amount of 50 per cent of the Retention Amount, dated as of the Effective Closing Date;

(c) deliver to each Shareholder a certified copy of the resolutions of the board of directors of Purchaser authorizing:

(i) execution of this Agreement and each of the other Transaction Documents to which it is or will be a party; and

(ii) subscription for the Preferred Equity Certificates;

(d) deliver to each Shareholder the officer’s certificates on the terms of Section 8.3(a) hereof or on such other terms as may be mutually agreed by Purchaser and the Shareholders;

(e) deliver to each Shareholder a counterpart of:

(i) the Shareholders Agreement;

(ii) the Escrow Agreement;

(iii) the Deed of Indemnity;

(iv) the Guarantee;

(v) the Undertaking;

(vi) the Tax Covenant; and

(vii) the JVCo Security Agreement,

each such document duly executed by Purchaser and when applicable, Purchaser Parent; and

(f) deliver to each Shareholder each of the Primary Separation Agreements, duly signed by the relevant members of Purchaser Parent’s group.

Section 2.5 Deliveries by Guarantors. At the Closing, each Guarantor shall, simultaneously with the Shareholders and Purchaser taking the actions listed in Sections 2.2 and 2.4 respectively, deliver to Purchaser (i) a notarized spousal consent in the form set out in Exhibit F, duly signed by such Guarantor’s spouse and (ii) certificates on the terms of Section 8.2(a)(ii) hereof or on such other terms as may be mutually agreed by Purchaser and the Guarantors.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE GUARANTORS

Subject to Article X, the Guarantors represent and warrant to the Purchaser (jointly and severally with respect to Sections 3.1, 3.3, 3.4 and 3.8 and in respect of all other Sections, severally and each in respect of itself only), that all of the statements contained in this Article III are true and accurate as of the date of this Agreement, and shall be deemed to be repeated as of the Closing Date by reference to the facts and circumstances then existing as if references in such representations and warranties to the date of this Agreement were references to the Closing Date. The Guarantors acknowledge that Purchaser has entered into this Agreement in reliance on the representations and warranties contained in Article III.

Section 3.1 Share Ownership. The Guarantors have delivered to Purchaser on or prior to the date of this Agreement a document entitled “Beneficial Ownership Disclosure” which sets out the direct and indirect legal and beneficial owners of each of the Shareholders and their respective direct and indirect proportionate interests in the voting securities and other securities or interests (including Voting Debt, if any) held with respect to each Shareholder each of which is held free of Encumbrances (save as described therein). No Person has any community property rights by virtue of marriage or otherwise in any of the Shareholders. The information in the “Beneficial Ownership Disclosure” is true, accurate and not misleading. Neither a Guarantor nor any other Person not identified or referred to in the “Beneficial Ownership Disclosure” or the letter dated the date of this Agreement and received by Purchaser Parent’s officers and complementing such Beneficial Ownership Disclosure, owns any equity, debt or other securities issued by, or other direct or indirect interests in or obligations of, any Shareholder.

Section 3.2 Legal Power; Organization; Qualification of Guarantors. Each Guarantor is a natural person, is competent and has all requisite power and authority to execute and deliver this Agreement and to consummate the Transaction.

Section 3.3 Binding Agreement. This Agreement has been duly executed and delivered by each Guarantor and, assuming due and valid authorization, execution and delivery by each of the other parties to it, this Agreement constitutes a legal, valid and binding obligation of each Guarantor, enforceable against such Guarantor in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought. The spousal consents, in the form contained in Exhibit F hereto, being validly executed by each spouse of each of the Guarantors are enforceable against such persons in accordance with their terms.

Section 3.4 No Guarantor Conflict or Default. Neither the execution and delivery of this Agreement or the Shareholders Agreement nor the performance by any Guarantor of any of its obligations hereunder or thereunder will:

(a) result in a violation of, or a default under, or conflict with, or require any consent, approval or notice under, any contract, trust, commitment, agreement, obligation, understanding, arrangement or restriction of any kind to which any Guarantor is a party or by which any Guarantor is directly or indirectly bound or to which the Sale Shares are subject, either directly or indirectly; or

(b) violate, or require any consent, approval or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to any Guarantor or the Sale Shares, except for any necessary filings set forth in Section 7.3.

Section 3.5 Shareholders Financial Statements. True and complete copies of the Shareholders Financial Statements are included in the Disclosure Schedule. The Shareholders Financial Statements have been prepared from, are in accordance with and accurately reflect, the books and records of the Shareholders, fully comply with applicable accounting requirements, have been prepared in accordance with applicable GAAP or IFRS applied on a consistent basis during the periods involved (except as may be stated in the notes thereto), give a true and fair view of the financial position of the Shareholders as of the times and for the periods referred to therein.

Section 3.6 No Insolvency or Bankruptcy. No Guarantor is insolvent or bankrupt under any applicable law. No Guarantor is unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any bankruptcy or insolvency proceedings concerning any of the Guarantors and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Guarantors and no event has occurred to give the right to enforce such security.

Section 3.7 Authorization; Validity of Agreement; Shareholders. Each of the Shareholders has full corporate power and authority to execute and deliver this Agreement and the Shareholders Agreement and to consummate the transactions set forth in such agreements. The execution, delivery and performance by the Shareholders of this Agreement and the Shareholders Agreement and the consummation by them of the transactions set forth in such agreements have been duly authorized by each Shareholders’ board of directors, and no other corporate action on the part of the Shareholders is necessary to authorize the execution and delivery by the Shareholders of this Agreement or the Shareholders Agreement or the consummation by them of the transactions set forth in such agreements. Save as contemplated by or expressly required under, this Agreement, no vote of, or consent by, the holders of any class or series of share capital or Voting Debt issued by any of the Shareholders is necessary to authorize the execution and delivery by the Shareholders of this Agreement or the consummation by them of the Transaction. This Agreement has been duly executed and delivered by the Shareholders and, assuming due and valid authorization, execution and delivery thereof by each of the other parties to it, this Agreement is a valid and binding obligation of the Shareholders enforceable against the Shareholders in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefore may be brought.

Section 3.8 Organization; Qualification of Shareholders. Each Shareholder (i) is a corporation duly organized, validly existing and in good standing under the laws of Luxembourg; and (ii) has full corporate power and authority to carry on its business as it is now being conducted and to own the Shares, and the Shares are the only assets owned, or liabilities owed, by the Shareholders (other than cash or cash equivalents or liabilities recorded on the balance sheet of the Shareholders Financial Statements as at 31 December 2006). The Guarantors have heretofore delivered to Purchaser complete and correct copies of the charter and by laws of each Shareholder as presently in effect.

ARTICLE IV

WARRANTIES OF THE SHAREHOLDERS

Subject to Article X and the immediately following sentence and except as fairly disclosed in the Disclosure Schedule, each Shareholder jointly and severally warrants to Purchaser that all of the statements contained in this Article IV are true and accurate as of the date of this Agreement, and shall be deemed to be repeated as of the Closing Date by reference to the facts and circumstances then existing as if references in such warranties to the date of this Agreement were references to the Closing Date. It is agreed that the warranties set forth in this Article IV: (i) are qualified by the Knowledge of the Shareholders with respect to Non-Controlled JVCo Subsidiaries other than Minority Interest JVCo Subsidiaries, (ii) are not given in respect of each Person listed in Section II of Part 1 of Schedule D until the date on which such

Person becomes a Warranted Subsidiary and (iii) shall not be deemed repeated as of the Closing Date in respect of those JVCo Subsidiaries in which JVCo owns no share capital as of the Closing Date. The Shareholders acknowledge that Purchaser has entered into this Agreement in reliance on the warranties contained in this Article IV.

Section 4.1 Share Ownership. Each Shareholder is the legal and beneficial owner of the number of Shares set opposite such Shareholder’s name on Part 1 of Schedule B hereto. The Shares are owned free and clear of all Encumbrances and are validly issued, fully paid and nonassessable. Neither the Shareholders nor any other Person owns any equity, debt or other securities issued by, or other obligations of JVCo which are not listed on Schedule B hereto.

Section 4.2 Legal Power; Organization; Authority; Qualification of Shareholders. Each Shareholder is a legal entity of the type set opposite such Shareholder’s name on Part 1 of Schedule B hereto, which has been duly organized and is validly existing under the laws of its jurisdiction of formation, has all requisite corporate power and authority to execute and deliver this Agreement and the Shareholders Agreement and to consummate the transactions set forth in such agreements, and has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Agreement and the Shareholders Agreement and the consummation of the transactions set forth in such agreements.

Section 4.3 Binding Agreement. This Agreement has been duly executed and delivered by each Shareholder and, assuming due and valid authorization, execution and delivery by each of the other parties to it, this Agreement constitutes a legal, valid and binding obligation of each Shareholder, enforceable against such Shareholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

Section 4.4 No Shareholder Conflict or Default. Neither the execution and delivery of this Agreement or the Shareholders Agreement nor the consummation of the transactions set forth in such agreements by any Shareholder will result in a violation of, or a default under, or conflict with, or require any consent, approval or notice under any provision of any judgment, order, decree, statute, law, rule or regulation applicable to any Shareholder or the Sale Shares, or any contract, trust, commitment, agreement, obligation, undertaking, or restriction of any kind to which any Shareholder is a party or by which any Shareholder is bound or to which the Sale Shares are subject, either directly or indirectly.

Section 4.5 Ownership and Possession of Shares. The Sale Shares and the certificates representing the Sale Shares are owned by each Shareholder and held by each Shareholder, or by a nominee or custodian for the sole and exclusive benefit of such Shareholder, and the Shareholders are entitled to sell and transfer the full legal and beneficial ownership of the Sale Shares to Purchaser on the terms set out in this Agreement, free and clear of all Encumbrances whatsoever, except for any Encumbrances created by this Agreement.

Section 4.6 Good Title Conveyed. The share certificates, share powers, endorsements, assignments and other instruments to be executed and delivered by the Shareholders at Closing with respect to the consummation of the Transaction will be valid and binding obligations of the Shareholders, enforceable in accordance with their respective terms, and will effectively vest in Purchaser legal and beneficial ownership of all the Sale Shares to be transferred to Purchaser pursuant to and as set out in this Agreement, free and clear of all Encumbrances. No action is or will be required on the part of any Person in order to effect the conveyance to Purchaser of each Shareholder’s right, title and interest in the Sale Shares free and clear of any Encumbrances.

Section 4.7 Authorization; Validity of Agreement; JVCo Action. JVCo has full corporate power and authority to execute and deliver this Agreement, and to consummate the Transaction. The execution, delivery and performance by JVCo of this Agreement and the consummation by it of the Transaction as well as the registration of Purchaser as holder of the Sale Shares in JVCo’s shareholders’ register on the Closing Date have been duly authorized by JVCo Board of Directors, and no other corporate action on the part of JVCo is necessary to authorize the execution and delivery by JVCo of this Agreement or the consummation by it of the Transaction. Save as expressly contemplated by or expressly required under, this Agreement, no vote of, or consent by, the holders of any class or series of share capital or Voting Debt issued by any Warranted Subsidiary is necessary to authorize the execution and delivery by JVCo of this Agreement or the consummation by it of the Transaction. This Agreement has been duly executed and delivered by JVCo and, assuming due and valid authorization, execution and delivery thereof by each of the other parties to it, this Agreement is a valid and binding obligation of JVCo enforceable against JVCo in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

Section 4.8 Other Board Approvals Regarding Transaction. JVCo Board of Directors, at a meeting duly called and held, has (i) determined to waive any rights JVCo may have under any agreement or otherwise to object to the transfer to Purchaser of the Sale Shares; (ii) adequately approved the transfer to Purchaser of all such Sale Shares, and (iii) resolved to register the Purchaser as holder of the Sale Shares in JVCo’s shareholders’ register as of the Closing Date. None of the aforesaid actions by JVCo Board of Directors has been amended, rescinded or modified. No member of JVCo Group or any other Person (including, without limitation, any creditor or previous shareholder of JVCo) has any right of consent or to otherwise object to the transfer of the Sale Shares to Purchaser.

Section 4.9 Capitalization. The issued and outstanding share capital of JVCo amounts to CHF133,582,480, divided into 133,582,480 Shares with a nominal value of CHF1 each. No rights to subscribe for or call for the issue of Shares, or share capital reserved for such subscription have been issued by JVCo. No Share is owned by a Person who is not a Shareholder and no Shares are held in the treasury of JVCo. The authorized, issued and outstanding share capital (together with any rights to subscribe for or call for the issue of shares, or share capital reserved for such subscription issue) of each JVCo Subsidiary is accurately and completely set forth in Schedule D hereto;

(a) All the outstanding shares (or, where relevant, participatory interest) of each Warranted Subsidiary are issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable.

(b) There is no Voting Debt of any Warranted Subsidiary issued and outstanding;

(c) Except as set forth above and except for this Agreement, the Shareholders Agreement, the Escrow Agreement, the Material Subsidiary Escrow Agreements and the Restructuring as set forth in Schedule C hereto, as of the date hereof, (i) there are no shares authorized, issued or outstanding; (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued share capital of any Warranted Subsidiary, obligating any Warranted Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares or Voting Debt of, or other equity or Voting Debt in, any Warranted Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating any Warranted Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment; (iii) there are no outstanding contractual obligations of any Warranted Subsidiary to repurchase, redeem or otherwise acquire any Shares, or other share capital of any Warranted Subsidiary; (iv) there are no commitments or agreements of any character to which any Warranted Subsidiary is bound obligating any Warranted Subsidiary to accelerate the vesting or exercisability of any instrument referred to in clause (ii) of this sentence as a result of the Transaction, either alone or upon the occurrence of any additional subsequent events; and (v) in respect of each Warranted Subsidiary, there is only one official or statutory shareholders’ register (or only one such corresponding record for entities that are not joint stock companies), which has been delivered or made available to Purchaser and there are no outstanding or threatened claims that those shareholders’ registers are not accurate and complete or are not the official or statutory shareholders’ registers.

(d) There are no voting trusts or other agreements or understandings to which any Shareholder or any Warranted Subsidiary is a party with respect to the voting of the share capital of any Warranted Subsidiary.

Section 4.10 Organization; Qualification of JVCo. JVCo (i) is a corporation duly incorporated, organized and validly existing under the laws of Switzerland and registered with the Commercial Register; and (ii) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns. JVCo has heretofore delivered or made available to Purchaser complete and correct copies of the excerpt from the relevant Commercial Register as well as of the articles of incorporation of JVCo as presently in effect and no amendments of the articles and by-laws and no registration in the Commercial Register are pending.

Section 4.11 Subsidiaries and Affiliates. Schedule D includes the name, jurisdiction of incorporation and authorized and outstanding share capital of each JVCo Subsidiary and the jurisdictions in which each JVCo Subsidiary is incorporated. Other than in the JVCo Subsidiaries, JVCo does not own, directly or indirectly, any share capital or other equity securities of any other corporation or have any direct or indirect legal or beneficial ownership interest in any business. The shares of each JVCo Subsidiary are, legally and beneficially owned directly or indirectly by JVCo as set forth in Schedule D hereto, free and clear of all Encumbrances and are validly issued, fully paid and nonassessable. None of the JVCo Subsidiaries listed in Schedule D as being less than 100% owned by JVCo (other than those listed in Section II of Part 1 of Schedule D) is a direct or indirect wholly-owned subsidiary of JVCo, the Shareholders, the Guarantors or any of their Affiliates. All shares of each Warranted Subsidiary, existing in a form of the joint stock company in Russia, have been registered with the state authority responsible for the state registration of the securities issues. Each Warranted Subsidiary (i) is a joint stock company or limited liability company duly organized and validly existing under the laws of its state of incorporation; (ii) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (iii) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which ownership of property or the conduct of its business requires such qualification or, if a Warranted Subsidiary is not so qualified in any such jurisdiction, it can become so qualified in such jurisdiction without any material adverse effect (including assessment of state taxes for prior years) upon its business and properties. JVCo has heretofore delivered or made available to Purchaser complete and correct copies of the articles, charters and by laws of each Warranted Subsidiary, as presently in effect. No Guarantor has any interest in any Warranted Subsidiary. None of the JVCo Subsidiaries which: (i) are listed in Section VI of Part 1 of Schedule D, (ii) are to be liquidated prior to the Closing or (iii) are to be transferred outside JVCo Group prior to the Closing, owns any asset (real, personal or mixed, tangible or intangible) or provides any service to a member of the JVCo Group which is material to the conduct of the businesses of JVCo Group as currently conducted.

Section 4.12 Consents and Approvals; No Violations. Other than the Third Party Consents listed in the Disclosure Schedule and other applicable requirements of Governmental Entities in connection with antitrust matters, none of the execution, delivery or performance of this Agreement or the Shareholders Agreement by JVCo, the consummation by the Warranted Subsidiaries of the transactions set forth in such agreements, including the completion of any of the steps of the Restructuring as set forth in Schedule C hereto will (i) conflict with any applicable law or result in any breach of any provision of the certificate of incorporation, the articles or charter or similar organizational documents of any Warranted Subsidiary, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) require any consent, approval or notice under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Indebtedness, lease, license, contract, agreement or other instrument or obligation to which any Warranted Subsidiary is a party or by which any of them or any of their respective properties or assets are bound, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to any Warranted Subsidiary or any of their properties or assets.

Section 4.13 Financial Statements.

(a) True and complete copies of the 2006 Consolidated Financial Statements are included in the Disclosure Schedule. The 2006 Consolidated Financial Statements have been prepared from, are in accordance with and accurately reflect, the books and records of the entities to which they relate, fully comply with applicable accounting requirements, have been prepared in accordance with and consistent with IFRS and give a true and fair view of the financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the entities to which they relate as of the times and for the periods referred to therein.

(b) True and complete copies of the 2006 Combined Financial Statements, together with the related auditor’s reports, are included in the Disclosure Schedule. The 2006 Combined Financial Statements have been prepared from, are in accordance with and accurately reflect, the books and records of the entities to which they relate, fully comply with applicable accounting requirements, have been prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be stated in the notes thereto), give a true and fair view of the combined financial position and the combined results of operations and cash flows (and changes in financial position, if any) of the entities to which they relate, as of the times and for the periods referred to therein.

(c) True and complete copies of the 2007 Financial Statements are included in the Disclosure Schedule or shall be delivered as soon as reasonably practicable following the date of this Agreement. The 2007 Financial Statements have been prepared from, are in accordance with and accurately reflect, the books and records of the entities to which they relate, have been prepared in good faith and using accounting policies and principles consistent with the preparation of the 2006 Consolidated Financial Statements and the 2006 Combined Financial Statements.

(d) True and complete copies of the Russian statutory financial statements for 2006 in relation to each Warranted Subsidiary are included in the Disclosure Schedule. Such financial statements have been prepared from, are in accordance with and accurately reflect, the books and records of the entities to which they relate, have been prepared in good faith and using accounting policies and principles consistent with applicable GAAP.

(e) The reserves reflected in the Financial Statements are adequate, appropriate and reasonable and have been calculated in a consistent manner.

Section 4.14 Books and Records.

(a) The books of account, minute books, share and other required registers of each of the Warranted Subsidiaries are complete and correct in all material respects and have been maintained in accordance with sound business practices. The minute books of JVCo contain accurate and complete records of all meetings of, and corporate actions taken by, JVCo’s shareholders and the JVCo Board of Directors and no meeting of any such shareholders and JVCo Board of Directors has been held for which minutes have not been prepared and are not contained in such minute books. The minute books of each Warranted Subsidiary contain accurate and complete records of all meetings of, and corporate action taken by, such Warranted Subsidiary’s shareholders and board of directors, and with respect to each Warranted Subsidiary, no meeting of any such shareholders or board of directors has been held for which minutes have not been prepared and are not contained in such minute books. True and complete copies of all minute books of each Warranted Subsidiary for the period after 1 January 2004 have heretofore been made available to Purchaser.

(b) No Warranted Subsidiary has had any dispute with any of its auditors regarding accounting matters or policies for an amount in excess of USD500,000 during any of its past three full fiscal years or during the current fiscal year-to-date. The books and records of each Warranted Subsidiary have been, and are being maintained in all material respects in accordance with applicable legal and accounting requirements, and the Financial Statements are consistent with such books and records. No Warranted Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar agreement relating to any transaction or relationship between or among any of the Warranted Subsidiaries, on the one hand, and any unconsolidated affiliate, including any special purpose or limited purpose Person, on the other hand, or any other “off-balance sheet arrangements.”

Section 4.15 Internal Controls. Each Warranted Subsidiary has established and maintain, adhere to and enforce a system of internal controls in compliance with applicable law. No Warranted Subsidiary (including any director, officer and employee thereof) nor, Warranted Subsidiaries’ independent auditors have identified or been made aware of (i) any significant deficiency or material weakness in the system of internal controls utilized by any Warranted Subsidiary, (ii) any fraud, whether or not material, that involves Warranted Subsidiaries’ management or other employees who have a role in the preparation of financial statements or the internal controls utilized by the Warranted Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

Section 4.16 No Undisclosed Liabilities. Except (a) as set forth in the Financial Statements and (b) for liabilities and obligations incurred in the ordinary course of business, consistent with past practice and in accordance with applicable law, since the Balance Sheet Date, no Warranted Subsidiary has any liability or obligation of any nature, whether or not accrued, contingent or otherwise, that would be reasonably likely to have, a material adverse effect on any Warranted Subsidiary.

Section 4.17 Accounts Receivable. All accounts receivable of each Warranted Subsidiary, whether reflected in the Balance Sheet or otherwise, represent sales that have been generated in the ordinary course of business and are current and collectible less any reserves shown on the Balance Sheet. Subject to such reserve, such accounts receivable, less such reserves, either remains outstanding or has been discharged or collected in accordance with its terms or consistent with past practice in the ordinary course of business.

Section 4.18 Disputed Accounts Payable. There are no unpaid invoices or bills representing amounts in excess of USD1,000,000 alleged to be owed by any Warranted Subsidiary, or other alleged obligations of any Warranted Subsidiary, which any Warranted Subsidiary has disputed or determined to dispute or refuse to pay.

Section 4.19 Inventory. All of the inventories of each Warranted Subsidiary, whether reflected in the Balance Sheet or otherwise, consist of a quality and quantity usable and salable in the ordinary and usual course of business, except for items of obsolete materials and materials of below-standard quality, all of which items have been written off or written down on the Balance Sheet to fair market value or for which adequate reserves have been provided therein in accordance with applicable GAAP. All inventories not written off have been valued at the lower of average cost or market. The quantities of each type of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable and warranted in the present circumstances of each Warranted Subsidiary. All work in process and finished goods inventory held by any Warranted Subsidiary is free of any Defect or other deficiency.

Section 4.20 Prepayment of JVCo Debt. No Indebtedness of any Warranted Subsidiary for an amount in excess of USD1,000,000 contains any restriction upon (i) its prepayment, (ii) the incurrence of additional Indebtedness by any Warranted Subsidiary or (iii) the ability of any Warranted Subsidiary to grant any Encumbrance on properties or assets of any Warranted Subsidiary. The Disclosure Schedule sets forth the amount of principal and unpaid interest outstanding under each instrument evidencing Indebtedness of any Warranted Subsidiaries, in an amount in excess of USD1,000,000 that will accelerate or become due or result in a right on the part of the holder of such Indebtedness (with or without due notice or lapse of time) to require prepayment, redemption or repurchase as a result of the execution of this Agreement or the consummation of the transactions set forth hereto, including, for the avoidance of doubt, the completion of the Restructuring.

Section 4.21 Absence of Certain Changes. Since the Balance Sheet Date, each Warranted Subsidiary has conducted its respective business only in the ordinary course, consistent with past practice and in accordance with applicable law, and no Warranted Subsidiary has:

(a) suffered any change in its working capital, financial condition, results of operation, assets, liabilities (absolute, accrued, contingent or otherwise), reserves, business, operations or prospects which would have a material adverse effect on the business of the JVCo Group as a whole;

(b) incurred any liability or obligation (absolute, accrued, contingent or otherwise) with a value in excess of USD1,000,000 (counting obligations or liabilities arising from one transaction or a series of related transactions, and all periodic instalments or payments under any lease or other agreement providing for periodic instalments or payments, as a single obligation or liability), or increased, or experienced any material change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves, other than trade liabilities incurred in the ordinary course of business;

(c) paid, discharged or satisfied any claim, liability or obligation (whether absolute, accrued, contingent or otherwise) with a value in excess of USD1,000,000 other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice and in all material respects in accordance with applicable law, of liabilities and obligations reflected or reserved against in the Balance Sheet or incurred in the ordinary course of business, consistent with past practice, since the Balance Sheet Date;

(d) permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) with a value in excess of USD1,000,000 to be subjected to any Encumbrance;

(e) written down the value of any inventory (including write-downs by reason of shrinkage or mark-down) or written off as uncollectible any notes or accounts receivable with a value in excess of USD1,000,000;

(f) save to the extent reserved on the Balance Sheet cancelled any debts or waived any claims or rights with a value in excess of USD1,000,000;

(g) save as expressly set out in Schedule C hereto, sold, transferred, or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible) with a value in excess of USD1,000,000 except in the ordinary course of business, consistent with past practice;

(h) except in the ordinary course of business consistent with past practice, disposed of or permitted to lapse any rights to the use of any Intellectual Property, or disposed of or disclosed to any Person other than representatives of Purchaser any trade secret, formula, process, know-how or other Intellectual Property not theretofore a matter of public knowledge except where the disposals or disclosures were, are and could reasonably be expected to be, individually or in the aggregate, immaterial;

(i) granted any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) of any member of JVCo Group or any increase in the compensation payable or to become payable to any officer or employee of any member of JVCo Group in each case, for an amount in excess of USD200,000;

(j) made any capital expenditure or binding commitment for an amount in excess of USD1,000,000 for additions to property, plant, equipment or intangible capital assets;

(k) declared, paid or set aside for payment any dividend or other distribution in respect of its share capital or redeemed, purchased or otherwise acquired, directly or indirectly, any shares or other securities of any Warranted Subsidiary, except as expressly set out in Schedule C hereto;

(l) made any change in any method of accounting or accounting practice;

(m) paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of its officers or directors or any Affiliate of any of its officers or directors except for directors’ fees and compensation to officers at rates not exceeding the rates of such fees and compensation paid during the year ended December 31, 2006; or

(n) agreed, whether in writing or otherwise, to take any action described in this section.

Section 4.22 Title to Properties; Encumbrances. Each Warranted Subsidiary has legal and beneficial title to all the properties and assets with a value in excess of USD1,000,000 that it purports to own (tangible and intangible) free and clear of all Encumbrances, including all the tangible properties and assets reflected in the Balance Sheet except for cash and inventory sold since the Balance Sheet Date and all such properties and assets purchased by any Warranted Subsidiary since the date of the Balance Sheet are listed in the Disclosure Schedule. All properties and assets reflected in the Balance Sheet have a realizable value at least equal to the net value thereof as reflected therein. The rights, properties and other assets presently owned, leased or licensed by any Warranted Subsidiary and described elsewhere in this Agreement include all such rights, properties and other assets necessary to permit Warranted Subsidiaries to conduct their respective businesses in all material respects in the same manner as such businesses have been conducted prior to the date hereof.

Section 4.23 Real Property.

(a) The Disclosure Schedule sets forth a complete list and the location of all Real Property, indicating whether each such property is (i) owned or leased by any Warranted Subsidiary and (ii) subject to any Encumbrances. True and complete copies of all deeds, title registration certificates, title insurance policies and surveys relating to the Real Property (as relevant) and all documents evidencing all Encumbrances upon the Real Property have heretofore been made available to Purchaser. There are no proceedings, claims, disputes or conditions affecting any Real Property that would reasonably be expected to materially interfere with the ownership and use of such Real Property in the business of the JVCo Group in a manner consistent with such ownership and use prior to the date hereof. Neither the whole nor any portion of the Real Property nor any other assets of any Warranted Subsidiary is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor has any such condemnation, expropriation or taking been proposed or, to the Knowledge of the Shareholders, threatened. No Warranted Subsidiary is a party to any lease, assignment or similar arrangement under which any Warranted Subsidiary is a lessor, assignor or otherwise makes available for use by any third party any portion of Real Property.

(b) Each Warranted Subsidiary has obtained all appropriate certificates of occupancy, licenses, easements and rights of way, including proofs of dedication, required to use and operate the Real Property in the manner in which the Real Property is currently being used and operated. Each Warranted Subsidiary has all approvals, permits and licenses (including any and all environmental permits and all timber management, harvesting, transport and other appropriate permits and licenses) necessary to own or operate the Real Property as currently owned and operated; and no such approvals, permits or licenses will be required, as a result of the Transaction or the Restructuring, to be issued after the date hereof in order to permit Warranted Subsidiaries, following the Closing, to continue to own or operate the Real Property in the same manner as heretofore, other than any such approvals, permits or licenses that are ministerial in nature and are normally issued in due course upon application therefore without further action by the applicant.

Section 4.24 Leases. The Disclosure Schedule sets forth a complete list of all Leases. Each Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect. The leasehold estate created by each Lease is free and clear of all Encumbrances. There are no existing defaults by any Warranted Subsidiary under any of the Leases except such defaults which are and could reasonably be expected to be, individually or in the aggregate, immaterial. No event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default under any Lease. No written notice has been given and the Shareholders have no other reason to believe, that any lessor under any Lease will not consent (where such consent is necessary) to the consummation of the Transaction or the Restructuring without requiring any modification of the rights or obligations of the lessee thereunder.

Section 4.25 Plant and Equipment.

(a) The plants, structures and equipment owned or used by each Warranted Subsidiary are structurally sound and are in good operating condition and repair and are adequate for the uses to which they are being put.

(b) The plants, structures and equipment owned or used by each Warranted Subsidiary have been duly registered with the appropriate state authorities (including the ownership, lease and/or any other rights to such plants, structures and equipment).

(c) All permits, resolutions, approvals, consents and/or any other authorizations have been obtained from all appropriate federal and local authorities and organizations as may be required to use and operate such plants, structures and equipment in the manner in which the such plants, structures and equipment are currently being used and operated.

Section 4.26 Environmental Matters.

(a) Each Warranted Subsidiary is in compliance with all Environmental Laws subject to such exceptions, which, individually or in the aggregate, would be immaterial to any Warranted Subsidiary. Such compliance includes, but is not limited to, the possession by each Warranted Subsidiary of all permits and other governmental authorizations required under all applicable Environmental Laws, and compliance with the terms and conditions thereof.

(b) No Warranted Subsidiary has received any written communication from a Governmental Entity that alleges that any Warranted Subsidiary is not in compliance with any Environmental Laws, and, to the Knowledge of the Shareholders, there are no circumstances that may prevent or interfere with such compliance in the future.

(c) There is no Environmental Claim that is pending or, to the Knowledge of the Shareholders, threatened against any Warranted Subsidiary, or against any Person whose liability for any Environmental Claim any Warranted Subsidiary has retained or assumed either contractually or by operation of law.

(d) There are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of any Materials of Environmental Concern, that would reasonably be expected to result in an Environmental Claim with a value in excess of USD1,000,000 against any Warranted Subsidiary or against any Person whose liability for any Environmental Claim any Warranted Subsidiary has retained or assumed either contractually or by operation of law.

(e) No Warranted Subsidiary is, as a result of the Transaction or as a condition to the effectiveness of the Transaction, subject to any Environmental Laws requiring (i) the performance of site assessment for Materials of Environmental Concern, (ii) the removal or remediation of Materials of Environmental Concern, (iii) the giving of notice to, or receiving the approval of, any Governmental Entity or (iv) the recording or delivery to any other Person of any disclosure document or statement pertaining to environmental matters.

Section 4.27 Contracts and Commitments.

(a) There are no outstanding sales or purchase contracts, binding commitments or binding proposals of any Warranted Subsidiary which (i) cannot be terminated by such Warranted Subsidiary for a period of more than 12 months without liability, penalty or premium or (ii) are reasonably expected to result in an adverse effect to EBIDTA of the relevant Warranted Subsidiary if performed in accordance with their terms (except for contracts, commitments or proposals in respect of products that represent less than 1% of the aggregate sales or costs/expenses of the JVCo Group).

(b) No Warranted Subsidiary has any outstanding agreements with Shareholders, Guarantors, directors, officers, agents, consultants, advisors, salesmen, sales representatives, distributors or dealers (including any agreement or arrangement providing for the payment of any bonus or commission or other fee based on sales or earnings) that are not cancellable by it on notice of not longer than 60 days and without liability, penalty or premium.

(c) No Warranted Subsidiary has any employment agreement or any other agreement that contains any severance or termination pay liabilities or obligations exceeding USD100,000 for one employee.

(d) No Warranted Subsidiary is in default under or in violation of, nor is there any valid basis for any claim of default under or violation of, any Material Agreement to which it is a party or by which it is bound.

(e) No Warranted Subsidiary has any employee to whom it, alone or together with any other member of JVCo Group, has paid in 2006 or agreed to pay in 2007 a total aggregate compensation, including applicable bonuses, commissions or other fees, in excess of USD200,000.

(f) No Warranted Subsidiary is restricted by agreement from carrying on its business anywhere in the world.

(g) No Warranted Subsidiary has outstanding any agreement to acquire any debt obligations of others for an amount in excess of USD1,000,000.

(h) No Warranted Subsidiary has any outstanding loan to any Person for an amount in excess of USD1,000,000 in the aggregate.

(i) No Warranted Subsidiary has any agreements, contracts or binding commitments which require the making of any gift or charitable contribution in excess of USD100,000.

(j) None of the Shareholders, the Guarantors or any Person which (i) is related to any Shareholder or Guarantor and (ii) is not a Warranted Subsidiary, is a party to any outstanding Material Agreement.

(k) No Warranted Subsidiary has any power of attorney outstanding in favour of any Person who is not a member of the JVCo Group or a director, officer, employee or authorized representative or agent of any such member.

(l) No Warranted Subsidiary has any commitment or obligation outstanding under any promissory note (or any similar debt instrument) to any Person, and no Person has any obligation to any Warranted Subsidiary under any promissory note (or any similar debt instrument) other than amounts less than USD1,000,000 payable to or receivable from third parties who are not affiliated with any Warranted Subsidiary, any Guarantor or any of their respective Connected Persons.

Section 4.28 Customers and Suppliers. There has not been any material adverse change in the business relationship of any Warranted Subsidiary with any customer who accounted for more than 2% of the sales of the JVCo Group (on a consolidated basis) during the year ended December 31, 2006, or any supplier from whom JVCo Group purchased more than 2% of the goods or services (on a consolidated basis) which it purchased during the same period. Since January 1, 2006 no material licensor, or material licensee of any Warranted Subsidiary has cancelled or otherwise modified its relationship with any Warranted Subsidiary.

Section 4.29 Insurance. The Disclosure Schedule sets forth a list of all Insurance Policies in force on the date hereof with respect to the business or assets of the Warranted Subsidiaries, together with a statement of the aggregate amount of claims pending, under each such Insurance Policy. All such policies are in full force and effect, are on arms’ length terms, have been written by a recognized provider of insurance services licensed or otherwise authorized to conduct insurance business in the Russian Federation, all premiums due and payable thereon have been paid in accordance with the terms of the relevant Insurance Policy, and Warranted Subsidiaries are otherwise in compliance in all material respects with the terms and provisions of such policies. Furthermore, (a) no Warranted Subsidiary has received any notice of cancellation or non-renewal of any such policy, nor to the Knowledge of the Shareholders, has the termination of any such policies been threatened, (b) there is no claim for an amount in excess of USD1,000,000 pending under any such policies as to which coverage has been questioned, denied or disputed in writing by the underwriters of such policies say where such questioning, denial or dispute has been resolved in favour of JVCo Group, and, (c) no Warranted Subsidiary has received any notice, whether written or oral, from any of its insurance carriers that any insurance premiums in respect of an Insurance Policy will be increased in the future or that any insurance coverage presently provided for under the Insurance Policies will not be available to any Warranted Subsidiary in the future on substantially the same terms as now in effect and (d) none of such policies or arrangements provides for any retrospective premium adjustment, experienced-based liability or loss sharing arrangement affecting any Warranted Subsidiary.

Section 4.30 Casualties. Since the Balance Sheet Date, no Warranted Subsidiary has been affected in any way as a result of flood, fire, explosion or other casualty, whether or not covered by Insurance Policies, except such casualties which are and could reasonably be expected to be, individually or in the aggregate, immaterial, and no employee has been seriously injured or died in any work-related incident.

Section 4.31 Litigation. There is no action, suit, inquiry, proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending or, to the Knowledge of the Shareholders, threatened against, or involving any Warranted Subsidiary, or which questions or challenges the validity of this Agreement or any action taken or to be taken by any Warranted Subsidiary pursuant to this Agreement or in connection with the Transaction, and there is no valid basis for any such action, proceeding or investigation. No Warranted Subsidiary is subject to any judgment, order or decree which may reasonably be expected to have a material adverse effect on its business practices or on its ability to acquire any property or conduct its business in any area.

Section 4.32 Compliance with Laws.

(a) Warranted Subsidiaries have complied in all material respects with all laws (including without limitation, privatization laws), rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions of all Russian national, state, local, foreign governments and agencies thereof that apply to the business, properties or assets of any Warranted Subsidiary, and no written notice, charge, claim, action or assertion has been received by any Warranted Subsidiary from any Governmental Entity or has been filed, commenced or, to the Knowledge of the Shareholders, threatened against any Warranted Subsidiary alleging any violation of any of the foregoing. No Governmental Entity has at any time challenged or questioned the legal right of any Warranted Subsidiary to design, market, offer or sell any of its services or products in the present manner or style thereof.

(b) During the period of 24 (twenty four) months preceding the date of this Agreement no claims have been asserted in writing against any Warranted Subsidiary by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights.

(c) Each Warranted Subsidiary maintains systems and procedures reasonably intended to respond to complaints received alleging violation of third party content rights.

Section 4.33 Employee Benefit Plans.

(a) The Disclosure Schedule contains a list of all Plans. No Warranted Subsidiary has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing Plan that would materially affect the current or former employees of any Warranted Subsidiary.

(b) The Disclosure Schedule contains a copy of each Plan and any amendments thereto, or if a Plan is not a written Plan, a description thereof, each agreement creating or modifying any related trust or other funding vehicle, any reports or summaries required under applicable law.

(c) Each Plan has been operated and administered in all material respects in accordance with its terms and applicable law.

(d) No Plan provides medical, surgical, hospitalization, death or similar benefits, whether or not insured, for current or former employees of any Warranted Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee or his beneficiary.

(e) The consummation of the Transaction will not, either alone or in combination with another event, (i) entitle any current or former employee, director or officer of any Warranted Subsidiary to severance pay, unemployment compensation or any other payment for an amount in excess of USD1,000,000, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director or officer.

(f) Except for routine claims for benefits and compensations, there are no pending, anticipated or, to the Knowledge of the Shareholders, threatened claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan.

(g) All contributions, insurance premiums, Tax and expenses due to and in respect of the Plans (including the Fund) have been fully paid and cover all liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) of any Warranted Subsidiary. No Warranted Subsidiary has or has committed to have any liability (absolute, accrued, asserted or unasserted, contingent or otherwise, including, for the avoidance of doubt, any contribution obligations) in respect of the Plans (including the Fund) which has not been fully funded.

Section 4.34 Tax Matters.

(a) Each of Warranted Subsidiaries have duly filed all Tax Returns that are required to be filed and have duly paid or caused to be duly paid in full or made provision in accordance with IFRS, or there has been paid or provision has been made on their behalf, for the payment of all Taxes for all periods or portions thereof ending through the date hereof. All such Tax Returns are correct and complete and accurately reflect all liability for Taxes for the periods covered thereby. The Tax Returns have adequately disclosed all the transactions performed by any Warranted Subsidiary reflecting their economic substance to the extent required. All transactions performed by Warranted Subsidiaries are and were at arm’s length and no Warranted Subsidiary has carried out any transactions subject to Tax under the Russian legislation that have resulted in the receipt of an Unjustified Tax Benefit as described in the Ruling of Supreme Arbitration Court Plenum of the Russian Federation No. 53 of October 12, 2006. All those transactions which may be regarded as exceptional and other operations which may lead to incurrence by any Warranted Subsidiary of additional liability for Taxes are set forth in detail in the Disclosure Schedule.

(b) There are no liens for Taxes upon any property or assets of any Warranted Subsidiary thereof.

(c) No Warranted Subsidiary has made any change in accounting methods and hereby no Warranted Subsidiary is required to include in income any adjustment by reason of any voluntary change in accounting method (nor has any Governmental Authority proposed in writing any such adjustment or change of accounting method), or signed any Closing agreement with respect to any Tax year.

(d) Each Warranted Subsidiary has complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including withholding and similar provisions under any foreign laws) and have, within the time and the manner prescribed by law, withheld and paid over to the proper taxing authorities all amounts required to be so withheld and paid over under applicable laws.

(e) Tax audits, examinations and other similar administrative proceedings (“Tax Audits”) have been conducted with regard to any Taxes or Tax Returns of any Warranted Subsidiary and a list of all conducted, commenced and/or pending Tax Audits with respect to the any Warranted Subsidiary with respect to taxable periods ending after 31 December 2001 is set forth in the Disclosure Schedule (and no Governmental Authority has given notice of any other Tax Audits). The Disclosure Schedule sets forth a list of all disputes or claims concerning any Tax liability of any Warranted Subsidiary either claimed or raised by any taxing authority in writing which (i) have not been settled and paid or (ii) have been settled and paid and where the aggregate value of the amounts settled and paid by the relevant Warranted Subsidiary exceed USD1,000,000.

(f) The Tax Returns of each Warranted Subsidiary have been examined by the applicable taxing authorities (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods through and including 31 December 2003, and no material deficiencies were asserted as a result of such examinations that have not been resolved or fully paid (with those exceptions which are set forth in detail in the Disclosure Schedule). The Tax Returns of each Warranted Subsidiary for the years 2004 and 2005 are currently being reviewed by way of on site Tax audits, and no material deficiencies have been asserted nor are there any facts or circumstances which could reasonably be expected to give rise to material deficiencies being asserted. No Warranted Subsidiary has waived any statute of limitations in any jurisdiction in respect of Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment or deficiency.

(g) All Tax deficiencies that have been claimed, proposed or asserted against any Warranted Subsidiary and are not the subject of a challenge by any Warranted Subsidiary (in each case acting reasonably in making such challenge) which has not yet been resolved, have been fully paid or finally settled, and no issue has been raised in any examination by any taxing authority that, by application of similar principles, could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined. The Disclosure Schedule contains a full and detailed list of all Tax deficiencies asserted against any Warranted Subsidiary which have been challenged by any Warranted Subsidiary (i) where such challenge was not successful, or (ii) which have not yet been resolved.

(h) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against any Warranted Subsidiary.

(i) No power of attorney has been granted by or with respect to any Warranted Subsidiary with respect to any matter relating to Taxes apart from those powers of attorney set out in detail in the Disclosure Schedule that have been granted by any Warranted Subsidiary to advisers to represent the interests of any Warranted Subsidiary before taxing authorities.

(j) No Warranted Subsidiary has been or is a member of a Swiss VAT group as set out in Article 22 of the Swiss VAT Act.

(k) No Warranted Subsidiary has a contingent or actual liability for any payment or reimbursement of Taxes of any other person that was not disclosed.

(l) No Warranted Subsidiary is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement, and no Warranted Subsidiary has any potential liability or obligation to any Person as a result of, or pursuant to, any such agreement, contract or arrangement.

(m) With respect to each Warranted Subsidiary that is a partnership for income tax purposes, (A) each such partnership has complied with all applicable requirements of applicable tax law, including the registration and investor list requirements applicable to tax shelters, (B) all partnership allocations satisfy or have satisfied the requirements of applicable law including tax law and regulations and (C) the capital accounts for no partner has a deficit.

(n) A list of all Tax-related litigation matters that are pending or threatened against any Warranted Subsidiary is set forth in detail in the Disclosure Schedule.

(o) The losses carried forward and credit carryovers, if any, available to Warranted Subsidiaries, and their expiration dates, are set forth in detail in the Disclosure Schedule.

(p) The Disclosure Schedule sets forth (i) all elections or their equivalents in accordance with the Russian law, including but not limited to the election of simplified system of taxation, with respect to Taxes made by each Warranted Subsidiary, (ii) all agreements entered into with a Governmental Authority by any Warranted Subsidiary; and (iii) all national, regional and local jurisdictions in which any Warranted Subsidiary is or has been subject to Tax and each material type of Tax payable in such jurisdiction during the taxable year ended 31 December 2006.

(q) JVCo has delivered or made available to Purchaser complete and accurate copies of (i) all audit reports for the years 2004 and 2005 relating to any Warranted Subsidiary, (ii) any existing letter rulings, existing technical advice memoranda, agreements signed by any Warranted Subsidiary with any Governmental Authority with respect to Tax, and similar documents issued by a taxing authority in each case relating to any Warranted Subsidiary, and (iii) all Closing agreements, if any, entered into by any Warranted Subsidiary with any taxing authority existing on the date hereof.

(r) No Warranted Subsidiary has any liability with respect to income, franchise or similar Taxes relating to the operation of Warranted Subsidiaries prior to the Balance Sheet Date in excess of the amounts that are accrued with respect thereto and are reflected in the Financial Statements, and since the date of the Financial Statements, no Warranted Subsidiary has incurred any liability for Taxes, except with respect to operations in the ordinary course of business after the Balance Sheet Date. All Taxes owed and due by each Warranted Subsidiary relating to operations on or prior to the Balance Sheet Date (whether or not shown on any Tax Return) have been paid on a timely basis.

(s) No Warranted Subsidiary has received written notice of any claim made by an authority in a jurisdiction where any Warranted Subsidiary file Tax Returns, that any Warranted Subsidiary is or may be subject to taxation by that jurisdiction.

(t) The Shareholders have fully recovered from the Swiss Federal Tax Administration all Swiss dividend withholding tax on any dividend distributions by JVCo to them, except for the portion of withholding tax the recovery of which is still due under the appropriate treaty or tax ruling (and where this is the case the application for refund has not been denied and there are no facts or circumstances which could reasonably be expected to give rise to any such portion not being fully recovered once the necessary period for holding shares has expired).

(u) JVCo has been registered as a Swiss security dealer.

Section 4.35 Intellectual Property.

(a) The Disclosure Schedule sets forth a list of all patents and patent applications, trademark registrations and applications, service mark registrations and applications, Computer Software, Copyright registrations and applications, material unregistered trademarks, service marks, and Copyrights, and Internet domain names that are used in and are material to the conduct of the businesses of Warranted Subsidiaries as currently conducted.

(b) Warranted Subsidiaries are the sole and exclusive owners or valid licensees of all and each JVCo Intellectual Property, free and clear of all Encumbrances.

(c) All registrations for JVCo Intellectual Property (i) are valid, subsisting, in proper form and enforceable, and have been duly maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate jurisdictions and (ii) have not lapsed, expired or been abandoned, and no patent, registration or application for Intellectual Property is the subject of any opposition, interference, cancellation proceeding or other legal or governmental proceeding before any Governmental Entity or, to the Knowledge of the Shareholders, threatened in any jurisdiction.

(d) Each Warranted Subsidiary owns or has the valid right to use all of the JVCo Intellectual Property used by it or held for use by it in connection with its business. There are no conflicts with or infringements of any JVCo Intellectual Property by any third party. The conduct of business of each Warranted Subsidiary as currently conducted does not conflict with or infringe in any way on any proprietary right of any third party. There is no claim, suit, action or proceeding pending or, to the Knowledge of the Shareholders, threatened against any Warranted Subsidiary (i) alleging any such conflict or infringement with any third party’s proprietary rights or (ii) challenging the ownership, use, validity or enforceability of the Intellectual Property.

(e) The Computer Software used by any Warranted Subsidiary in the conduct of their businesses was either (i) developed by employees of such Warranted Subsidiary within the scope of their employment, (ii) developed on behalf of any Warranted Subsidiary by a third party, and all ownership rights therein have been assigned or otherwise transferred to or vested in such Warranted Subsidiary, as the case may be, pursuant to written agreements or (iii) licensed or acquired from a third party pursuant to a written license, assignment, or other contract that is in full force and effect and of which no Warranted Subsidiary is in material breach.

(f) All consents, filings, and authorizations by or with Governmental Entities or third parties necessary with respect to the consummation of the Transaction, as they may affect JVCo Intellectual Property, have been obtained.

(g) No Warranted Subsidiary has entered into any consent, indemnification, forbearance to sue, settlement agreement or cross-licensing arrangement with any Person relating to JVCo Intellectual Property or any Intellectual Property licensed by any Warranted Subsidiary, or the Intellectual Property of any third party, except as contained in any license agreements listed in the Disclosure Schedule.

(h) No Warranted Subsidiary is, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to JVCo Intellectual Property.

Section 4.36 Labor Matters.

(a) There is no labor strike, collective labor dispute, corporate campaign, slowdown, stoppage or lockout actually pending or, to the Knowledge of the Shareholders, threatened, against or affecting any Warranted Subsidiary.

(b) No Warranted Subsidiary is a party to or bound by any collective bargaining or similar agreement with any labor organization or work rules or practices agreed to with any labor organization or employee association applicable to employees of any Warranted Subsidiary.

(c) No Warranted Subsidiary has any collective bargaining agreements with employee representatives applicable to employees of Warranted Subsidiaries. None of the employees of any Warranted Subsidiary is represented by any employee representative and, to the Knowledge of the Shareholders, there have been no union or employee representative organizing activities among the employees of any Warranted Subsidiary within the past five years.

(d) No collective bargaining agreement which is binding on any Warranted Subsidiary restricts any of them from relocating or Closing any of their operations.

(e) A true and complete copy of each written personnel policy, rule and procedure applicable to employees of any Warranted Subsidiary has been made available to Purchaser.

(f) Each Warranted Subsidiary is in compliance, in all material respects, with all applicable laws respecting employment and labor protection, terms and conditions of employment, wages, hours of work and occupational safety and health.

(g) There is no charge or complaint against any Warranted Subsidiary pending or, to the Knowledge of the Shareholders, threatened before any labor regulatory authority for the breach of employment law and labor protection rules.

(h) There is no presently pending grievance arising out of any collective bargaining agreement or other grievance procedure for an amount in excess of USD200,000.

(i) No Warranted Subsidiary has received any written notice of the intent of any national, state, local or foreign labor regulatory authority to conduct an investigation with respect to or relating to any Warranted Subsidiary’s compliance with applicable employment laws.

(j) There are no complaints, lawsuits or other proceedings pending or, to the Knowledge of the Shareholders, threatened by or on behalf of any current or former employee of any Warranted Subsidiary, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any laws governing employment or the termination thereof or other discriminatory, wrongful or tortuous conduct in connection with the employment relationship, in each case with a value in excess of USD200,000 individually or USD1,000,000 in the aggregate;

(i) The Disclosure Schedule contains a list of each employment agreement currently in force to which a Senior Executive or a Senior Manager is a party.

(ii) Purchaser has, prior to the date of this Agreement, been provided with access to each agreement referred to in sub-paragraph (i) above.

Section 4.37 Personnel. The Disclosure Schedule sets forth a list of (i) the names and current salaries of all directors and elected and appointed officers of each Warranted Subsidiary, and the family relationships, if any, among such persons; (ii) the wage rates for non-salaried and non-executive salaried employees of each Warranted Subsidiary by classification and (iii) all group insurance programs in effect for employees of each of Warranted Subsidiaries. No Warranted Subsidiary is in default with respect to any of its obligations referred to in the preceding sentence. No officer, key employee or group of employees has notified his or her intention to terminate employment with any Warranted Subsidiary as a result of the Transaction or otherwise.

Section 4.38 Potential Conflict of Interest. No Guarantor, Shareholder nor any officer or director of any Shareholder or any Warranted Subsidiary owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 5% of the equity of any such entity), or is an officer, director, employee or consultant of any Person that (i) will not be a member of the JVCo Group after Closing and (ii) is a competitor, lessor, lessee, customer or supplier of any Warranted Subsidiary. No Guarantor, Shareholder nor any officer or director of any Warranted Subsidiary (a) owns or holds, directly or indirectly, in whole or in part, any JVCo Intellectual Property, (b) has any claim, charge, action or cause of action against any Warranted Subsidiary, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued benefits under any employee benefit plan existing on the date hereof, (c) has made, on behalf of any Warranted Subsidiary, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other Person of which any Shareholder, officer or director of any Warranted Subsidiary or a relative of any of the foregoing, is a partner or shareholder (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 5% of the equity of any such entity) or (d) owes any money to any Warranted Subsidiary in excess of USD100,000 or (e) has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of any Warranted Subsidiary.

Section 4.39 Product Liability. There are not presently pending or, to the Knowledge of the Shareholders, threatened, and there is no basis for, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations or proceedings relating to any alleged hazard or alleged Defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any Product manufactured, distributed or sold by or on behalf of any Warranted Subsidiary.

Section 4.40 Bank Accounts. The Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which any Warranted Subsidiary maintains safe deposit boxes, checking accounts or other accounts of any nature the available balance of which exceeded USD100,000 in either 2006 or 2007 and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

Section 4.41 Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee payable by any member of JVCo Group in connection with the Transaction.

Section 4.42 Investment in the Notes.

(a) By reason of the business and financial experience of each Shareholder and such Shareholder’s financial advisors, each Shareholder has the capacity to evaluate the merits and risks of accepting the Note to be issued to such Shareholder.

(b) Each Shareholder is acquiring the Note to be issued to such Shareholder for investment for Shareholder’s own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act. Each Shareholder understands that the Notes have not been, and will not be registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Shareholder’s warranties as expressed herein.

(c) Each Shareholder understands that no public market now exists for the Notes, that a public market for such securities will not develop in the future and that such securities are non-transferable by their terms.

(d) Each Shareholder acknowledges that it has access to the publicly available information published or displayed on EDGAR regarding Purchaser Parent and its Affiliates.

(e) Each Shareholder has had an opportunity to ask questions of, and to receive information from, Purchaser concerning the condition, business, operations and prospects of Purchaser and the terms and conditions of Note.

Section 4.43 Licenses and Consents; Forestry.

(a) Each Warranted Subsidiary has all licenses (including statutory licenses), consents, approvals and authorizations necessary to own and operate its assets and to carry on its business as it does at present and there is no valid basis for the revocation, suspension, modification or non-renewal of any of those licenses or consents.

(b) The Disclosure Schedule sets forth the parties’ names, regions of Russia, lease periods, expiry dates, overall timberland area and annual allowable cuts of each Timberland Lease Agreement entered into or obtained by any Warranted Subsidiary. No Warranted Subsidiary (i) is a party to or expects to enter into any other timberland lease agreement, (ii) has any other logging rights except for those arising from or in connection with the Timberland Lease Agreements. All the logging rights of any Warranted Subsidiary have been duly and timely obtained and all Timberland Lease Agreements entered into by any Warranted Subsidiary have been duly and timely registered and approved by all appropriate Regulatory Authorities. The logging rights of any Warranted Subsidiary are valid and free and clear of all Encumbrances and all material claims or charges of any kind. Each Warranted Subsidiary is in full compliance with each Timberland Lease Agreement and all applicable forestry codes and no Regulatory Authority has made any claim, or, to the Knowledge of the Shareholders, threatened to make any claim, or, to the Knowledge of the Shareholders, taken any action, or threatened to take any action, against any Warranted Subsidiary in relation to any Timberland Lease Agreement. The Shareholders have made available to Purchaser complete and correct copies of all Timberland Lease Agreements with all attachments and amendments thereto, as presently in effect.

(c) No Warranted Subsidiary has, at any time within the last five (5) years, exceeded the annual allowable wood cut permitted under the terms of any Timberland Lease Agreement to which it is a party.

(d) The Warranted Subsidiaries have no less than:

(i) Timberland Area of 4.659 million hectares; and

(ii) AAC of 8.763 million cubic metres.

(e) No Warranted Subsidiary is required pursuant to the terms of:

(i) any Timberland Lease Agreement; or

(ii) any permit or license issued by any Regulatory Authority,

to make any capital or financial investment or capital or financial commitment of any kind whatsoever.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Subject to Article X, Purchaser represents and warrants to the Shareholders that all of the statements contained in this Article V are true, accurate and not misleading as of the date of this Agreement and shall be deemed to be repeated as of the Closing Date by reference to the facts and circumstances then existing as if references in such representations and warranties to the date of this Agreement were references to the Closing Date. Purchaser acknowledges that the Shareholders have entered into this Agreement in reliance on the warranties and representations contained in this Article V.

Section 5.1 Organization. Purchaser is a corporation duly organized and validly existing under the laws of Luxembourg and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized and existing or to have such power, authority, and governmental approvals would not have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to consummate the Transaction.

Section 5.2 Authorization; Binding Agreement. Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the Transaction. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the Transaction have been duly authorized by the board of directors of Purchaser, and no other corporate action on the part of Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement or the consummation by it of the Transaction. Save as expressly set forth in this Agreement, no vote of, or consent by, the holders of any class or series of share capital or Voting Debt issued by Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement or the consummation by it of the Transaction. This Agreement has been duly executed and delivered by Purchaser, and, assuming due and valid authorization, execution and delivery hereof by each of the other parties to it, this Agreement is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

Section 5.3 Consents and Approvals; No Violations. Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of Governmental Entities in connection with antitrust matters, none of the execution, delivery or performance of this Agreement or the Shareholders Agreement by Purchaser, the consummation by Purchaser of the transactions set forth in such agreements or compliance by Purchaser with any of the provisions hereof and thereof will (i) conflict with any applicable law or result in any breach of any provision of the certificate of incorporation or articles of Purchaser, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) require any consent, approval or notice under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets are bound, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to consummate the Transaction or which arise from the regulatory status of any Warranted Subsidiary.

Section 5.4 No Insolvency or Bankruptcy. The Purchaser is not insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Purchaser and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Purchaser and no event has occurred to give the right to enforce such security.

Section 5.5 Sufficient Funds. Purchaser has available, or has made arrangements to obtain (through existing credit arrangements or otherwise), sufficient funds to acquire all of the Sale Shares and to pay its fees and expenses related to the Transaction.

Section 5.6 Brokers or Finders. Neither Purchaser nor any of its Subsidiaries or its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with the Transaction, except for investment banking fees payable to Deutsche Bank, whose fees and expenses will be paid by Purchaser in accordance with Purchaser’s agreement with such firm.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER PARENT

Subject to Article X, Purchaser Parent represents and warrants to the Shareholders that all of the statements contained in this Article VI are true, accurate and not misleading as of the date of this Agreement and shall be deemed to be repeated as of the Closing Date by reference to the facts and circumstances then existing as if references in such representations and warranties to the date of this Agreement were references to the Closing Date. Purchaser Parent acknowledges that the Shareholders have entered into this Agreement in reliance on the representations and warranties contained in this Article VI.

Section 6.1 Organization. Purchaser Parent is a corporation duly organized and validly existing under the laws of New York and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have, individually or in the aggregate, a material adverse effect on Purchaser Parent’s ability to consummate the Transaction.

Section 6.2 Authorization; Binding Agreement. Purchaser Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the Transaction. The execution, delivery and performance by Purchaser Parent of this Agreement and the consummation of the Transaction have been duly authorized by the board of directors of Purchaser Parent, and no other corporate action on the part of Purchaser Parent is necessary to authorize the execution and delivery by Purchaser Parent of this Agreement or the consummation by it of the Transaction. Save as expressly set forth in this Agreement, no vote of, or consent by, the holders of any class or series of share capital or Voting Debt issued by Purchaser Parent is necessary to authorize the execution and delivery by Purchaser Parent of this Agreement or the consummation by it of the Transaction. This Agreement has been duly executed and delivered by Purchaser Parent, and, assuming due and valid authorization, execution and delivery hereof by each of the other parties to it, this Agreement is a valid and binding obligation of Purchaser Parent, enforceable against Purchaser Parent in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefore may be brought.

Section 6.3 Relationship to Purchaser. Purchaser is an indirect, wholly-owned subsidiary of Purchaser Parent and save for other wholly-owned subsidiaries of Purchaser Parent, no other Person owns any equity, Voting Debt or other voting securities issued by or interest in Purchaser.

ARTICLE VII

COVENANTS

Section 7.1 Interim Operations of JVCo. Each Shareholder shall procure that, and JVCo covenants and agrees that, after the date hereof and prior to the Closing Date, except (i) as expressly provided in this Agreement, including, without limitation, as described in Schedule C hereto with respect to the Restructuring, (ii) as set forth in the Disclosure Schedule, (iii) as is in accordance with the Initial Business Plan, (iv) as may be approved in writing by Purchaser (such approval not to be unreasonably withheld or delayed), or as is required by applicable mandatory Russian law, having given prior written notice of such requirement to Purchaser; it being agreed that, with respect to Non-Controlled JVCo Subsidiaries, JVCo and the Shareholders shall only be required to exercise such corporate power as they are entitled to exercise under the relevant applicable law in order to procure compliance by such subsidiaries with the following covenants:

(a) the business of JVCo and JVCo Subsidiaries shall be conducted in the ordinary course and in accordance with applicable laws, and each of the Shareholders, JVCo and JVCo Subsidiaries shall use its best endeavours to preserve the business organization of JVCo and JVCo Subsidiaries intact, keep available the services of the current officers and employees of JVCo and JVCo Subsidiaries and maintain the existing relations with franchisees, customers, suppliers, creditors, business partners and others having business dealings with JVCo or JVCo Subsidiaries, to the end that the goodwill and ongoing business of JVCo and JVCo Subsidiaries shall be unimpaired at the Closing Date;

(b) neither JVCo nor any JVCo Subsidiary shall: (i) amend its certificate of incorporation or by laws or similar organizational documents, (ii) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its share capital or Voting Debt, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its share capital or any Voting Debt, other than Shares reserved for issuance on the date hereof pursuant to the exercise of JVCo Options outstanding on the date hereof, (iii) declare, set aside or pay any dividend or other distribution payable in cash, shares or property with respect to any shares of any class or series of its share capital; (iv) split, combine or reclassify any shares of any class or series of its share capital; or (v) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its share capital, or any instrument or security which consists of or includes a right to acquire such shares;

(c) neither JVCo nor any JVCo Subsidiary shall organize any new Subsidiary or acquire any shares or other equity securities, or equity or ownership interest in the business, of any other Person;

(d) neither JVCo nor any JVCo Subsidiary shall modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and in accordance with applicable law;

(e) neither JVCo nor any JVCo Subsidiary shall: (i) incur or assume any long-term Indebtedness, except in the ordinary course of business: (ii) adversely modify the terms of any Indebtedness or other liability, other than modifications of short term debt in the ordinary course of business; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person who is not a member of the JVCo Group, except in the ordinary course of business, and other than improvement of the terms of any Indebtedness or other liability from the point of view of the borrower and/or the debtor; (iv) enter into any “keep well” or other agreement to maintain the financial statement condition of any Person who is not a member of the JVCo Group; (v) make any loans, advances or capital contributions to, or investments in, any other Person; (vi) enter into any material commitment or transaction (including any capital expenditure or purchase, sale or lease of assets or real estate) or (vii) dispose of or permit to lapse any rights to any Intellectual Property;

(f) neither JVCo nor any JVCo Subsidiary shall lease, license, mortgage, pledge or encumber any assets other than in the ordinary course of business and in accordance with applicable law or transfer, sell or dispose of any assets other than in the ordinary course of business;

(g) JVCo and each JVCo Subsidiary shall duly file all Tax Returns that are required to be filed and shall duly pay or cause to be duly paid in full or make provision in accordance with IFRS or applicable GAAP (or there has been paid or provision has been made on their behalf) for the payment of all Taxes for all periods or portions thereof ending on or before the Closing Date.

(h) neither JVCo nor any JVCo Subsidiary shall make any change in the compensation payable or to become payable to any of its officers, directors, group or class comprising a material number of employees, agents or consultants (other than normal recurring increases in the ordinary course of business of wages payable to employees who are not officers or directors of a member of JVCo Group) or to Persons providing management services, or enter into or amend any material employment, collective bargaining, severance, consulting, termination or other agreement with, or employee benefit plan for, or make any loan or advance to, any of its officers, directors, group or class comprising a material number of employees, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise, other than in the ordinary course of business and in accordance with applicable laws;

(i) neither JVCo nor any JVCo Subsidiary shall (i) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement with respect to any senior director, officer or management employee or material group of employees of JVCo Group whether past or present, except to the extent JVCo or a JVCo Subsidiary is unconditionally obligated to do so on the date hereof, or (ii) amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

(j) neither JVCo nor any JVCo Subsidiary shall permit any Insurance Policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Purchaser, except policies providing coverage for losses not in excess of USD100,000 which are replaced without diminution of or gaps in coverage;

(k) neither JVCo nor any of the JVCo Subsidiaries shall enter into any contract or transaction relating to the purchase of assets having a value exceeding USD1,000,000 other than in the ordinary course of business and in accordance with applicable laws;

(l) neither JVCo nor any JVCo Subsidiary shall pay, repurchase, discharge or satisfy any of its claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and in accordance with applicable law, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the Financial Statements or incurred since the date hereof in the ordinary course of business;

(m) neither JVCo nor any JVCo Subsidiary shall adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(n) neither JVCo nor any JVCo Subsidiary shall (i) change any of the accounting methods used by it unless required by IFRS or GAAP or (ii) adopt any accounting method relating to Taxes, change any accounting method relating to Taxes unless required by IFRS or GAAP, or enter into any Closing agreement relating to Taxes, (iii) make any election relating to Taxes, change any election relating to Taxes already made, settle any claim or assessment relating to Taxes (unless and to the extent that the making or changing of election or settlement of or consent to any claim or assessment is reflected in a provision for Taxes contained in the Closing Financial Statements); or (iv) make any waiver of the statute of limitations for any claim or assessment referred to in (iii);

(o) neither JVCo nor any JVCo Subsidiary shall take, or agree to or commit to take, any action that would or is reasonably likely to result in any of the conditions to the Closing set forth in Article VIII not being satisfied, or that would materially impair the ability of JVCo, Purchaser, Purchaser Parent or the Shareholders to consummate the Closing in accordance with the terms hereof or materially delay such consummation; and

(p) neither JVCo nor any of JVCo Subsidiaries shall enter into any agreement, contract, binding commitment or arrangement to do any of the foregoing, or announce an intention to do any of the foregoing.

Section 7.2 Access; Confidentiality.

(a) Between the date of this Agreement and the Closing, JVCo shall use its commercially reasonable endeavours with respect to Non-Controlled JVCo Subsidiaries and its best endeavours with respect to all other JVCo Subsidiaries in order to: (i) afford Purchaser and its authorized representatives, reasonable access, during ordinary working hours, to all books, records, offices and other facilities of JVCo and each JVCo Subsidiary as Purchaser may reasonably request, (ii) permit Purchaser to make such inspections and to make copies of such books and records as it may reasonably require (the cost of such copies to be paid by Purchaser) and (iii) furnish Purchaser with such financial and operating data and other information as Purchaser may from time to time reasonably request (the cost of furnishing such data to be paid by Purchaser). Purchaser and its authorized representatives shall conduct all such inspections in a manner that will minimize disruptions to the business and operations of JVCo and JVCo Subsidiaries.

(b) The provisions of the Confidentiality Agreements shall remain binding and in full force and effect until the Closing, except that the Confidentiality Agreements shall not apply to any documents prepared in connection with or proceeding before or filed with, or other disclosure made to, a court, arbitration tribunal or mediation service in accordance with Section 11.8 by any party in order to enforce its rights arising in connection with the termination of this Agreement pursuant to Section 9.2. The information contained herein, in the Disclosure Schedule or delivered to Purchaser or its authorized representatives pursuant hereto shall be subject to the Confidentiality Agreements as Information (as defined and subject to the exceptions contained therein) until the Closing and, for that purpose and to that extent, the terms of the Confidentiality Agreements are incorporated herein by reference. All obligations of the Purchaser under the IP Confidentiality Agreement, other than with respect to the Swiss Information, shall terminate simultaneously with the Closing. Except as otherwise provided herein, the Shareholders shall, and shall cause JVCo, each JVCo Subsidiary and their consultants, advisors and representatives to, treat after the date hereof as strictly confidential (unless compelled to disclose by judicial or administrative process or, in the opinion of legal counsel, by other requirements of law) the terms of this Agreement and all nonpublic, confidential or proprietary information concerning JVCo and each JVCo Subsidiary to the same extent that the Purchaser is obligated to keep such information confidential under the Confidentiality Agreement and the Shareholders shall not, and shall cause JVCo, each JVCo Subsidiary and their consultants, advisors and representatives not to use such information to the detriment of JVCo, any JVCo Subsidiary or Purchaser.

Section 7.3 Efforts and Actions to Cause Closing to Occur.

(a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement (and save when expressly provided otherwise in this Agreement), Purchaser, the Shareholders and JVCo shall use all their respective best endeavours to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary (subject to any applicable laws) to consummate the Transaction and the Restructuring as promptly as practicable including, but not limited to (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transaction and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Entity, and (ii) the preparation of any disclosure documents reasonably requested by Purchaser (and at the Purchaser’s cost) in order to facilitate financing of the Transaction. In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing.

(b) Prior to the Closing, each party shall promptly consult with the other parties hereto with respect to, provide any necessary information with respect to, and provide the other parties (or their respective counsel) with copies of, all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated hereto. Each party hereto shall promptly report to and provide the other parties with copies of any communication received by such party from any Governmental Entity regarding the transactions contemplated by this Agreement. If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement, then such party shall endeavour in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request. To the extent that transfers, amendments or modifications of permits of any JVCo or any JVCo Subsidiary (including environmental permits) are required as a result of the execution of this Agreement or consummation of the transactions contemplated by this Agreement, JVCo shall use its commercially reasonable endeavours to effect (or cause to be effected) such transfers, amendments or modifications.

(c) JVCo, each Guarantor and each Shareholder shall use their respective best endeavours to obtain the Third Party Consents prior to the Closing. All such consents shall be in writing and executed counterparts thereof shall be delivered to Purchaser at or prior to the Closing.

(d) In addition to and without limiting the agreements of the parties contained above, JVCo, Purchaser and the Shareholders shall:

(i) take promptly all actions necessary to make the filings required of them or any of their Affiliates under the Russian Antimonopoly laws and other filings required of any other Governmental Entity pursuant to Section 8.1(c) in connection with antitrust matters;

(ii) comply at the earliest practicable date with any request for additional information or documentary material received by JVCo, Purchaser, the Shareholders or any of their Affiliates from the Russian Antimonopoly Office or other Governmental Entity in connection with antitrust matters;

(iii) except where prohibited by applicable legal requirements, consult with the other parties prior to taking a position with respect to any filing pursuant hereto, permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity in connection with any investigations or proceedings related to this Agreement or the Transaction, coordinate with the other parties in preparing and exchanging such information and promptly provide the other parties (and their respective counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity related to this Agreement or the Transaction, provided that with respect to all such filings, presentations or submissions, no party need supply another (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party may require such party or its Subsidiaries to restrict or prohibit access to any such properties or information; and

(iv) use all best endeavours to resolve such objections, if any, as may be asserted with respect to the Transaction under any antitrust law;

(e) Notwithstanding the foregoing or any other covenant herein contained, in connection with the receipt of any necessary approvals from the Russian Anti-Monopoly Office, neither JVCo nor any JVCo Subsidiary shall be entitled or required to divest or hold separate or otherwise take or commit to take any action that limits the Shareholders’ and/or Purchaser’s freedom of action with respect of, or its ability to retain, JVCo or any JVCo Subsidiary or any material portions thereof or any of the businesses, product lines, properties or assets of JVCo or any JVCo Subsidiary, without the prior written consent of the Shareholders and Purchaser.

(f) Notwithstanding the foregoing or any other covenant herein contained, nothing in this Agreement shall be deemed to require Purchaser, any Shareholder, JVCo or any JVCo Subsidiary, Purchaser Parent or any Guarantor, save as provided or expressly permitted in this Agreement and without prejudice to the terms of the Deed of Undertaking and the Shareholders Agreement, (i) to divest or hold separate any assets or agree to limit its future activities, method or place of doing business, (ii) to commence any litigation against any entity in order to facilitate the consummation of the Transaction or (iii) to defend against any litigation brought by any Governmental Entity seeking to prevent the consummation of, or impose limitations on, the Transaction.

(g) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, the Shareholders and JVCo shall use their respective best endeavours to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any applicable laws) in order to:

(i) complete, or procure the completion of a full financial Closing of the JVCo Group on the Financial Closing Date;

(ii) complete, or procure the completion of the actions and events expressly set out in Schedule E of this Agreement as soon as is reasonably practicable; and

(iii) convene a general meeting of the shareholders of RusCo and each Material JVCo Subsidiary to occur on or prior to the day of Closing providing for the appointment of directors of RusCo and each Material JVCo Subsidiary of the persons referred to in Section 2.3 of this Agreement, the approval of the Primary Separation Agreements, the Ancillary Agreements and the related party agreements referred to in Section 8.2(l) hereto.

(h) The Shareholders shall procure and each of the Guarantors shall use its commercially reasonable efforts to procure that each of the items set out in Part A of Schedule C hereof shall have been completed prior to the Closing.

(i) Prior to the Closing, the Shareholders, Purchaser, JVCo and each Guarantor shall use their respective reasonable endeavours to agree amended forms (the “LLC Documents”) of the Shareholders Agreement, articles of association of JVCo, JVCo Board Regulations, Escrow Agreement and JVCo Security Agreement (together the “Agreed Documents”), to be executed by the respective parties thereto and to be adopted by JVCo upon its conversion into a limited liability company (GmbH) (“LLC”) in accordance with the terms of the Shareholders Agreement and articles 53 ss. of the Swiss Merger Act of October 3, 2003 (as amended), so as to take into account the corporate structure of the LLC, while including anything, which may be necessary or reasonable to give effect to the provisions of Agreed Documents, their effect and their purpose as closely as possible in the context of an LLC and reflecting the general principles below:

(i) where the LLC-Act provides for restrictions that may conflict with the rights and obligations set forth in the Agreed Documents and which restrictions may be removed in the articles of association of the LLC, the articles of association shall provide for the removal of such restrictions. In particular, without limitation, the articles of association shall remove (i) the requirement of quotaholder approval for transfers of quotas in accordance with article 786 para. 2 no. 1 LLC-Act, (ii) the casting vote of the chairman of the meeting of quotaholders (“Gesellschafterversammlung”) and (iii) the casting vote of the chairman of the meeting of the managing directors (“Geschäftsführung”);

(ii) the amended articles of association of JVCo shall contain provisions reflecting the terms of the Agreed Documents, including such obligations which are included in the Shareholders Agreement and in other Agreed Documents but which (for lack of legal feasibility within the framework of the law of stock corporations or for other reasons) are not included in the articles of association of JVCo as a stock corporation. For the avoidance of doubt this shall include, by way of example, Reserved Matters (as such term is defined in the Shareholders Agreement) reserved to the JVCo Board or the shareholders in JVCo, share transfer provisions and rights of first refusal set out in the Shareholders Agreement;

(iii) the nominal value of each quota shall be CHF100 (or, if higher, the minimum par value provided for by mandatory Swiss corporate law) and the total nominal value of the company capital and the total number of quotas each be even numbers divisible by two without any remainder.

(j) The Shareholders undertake to use their best endeavours to procure that (i) prior to Closing, JVCo (or RusCo or another Material JVCo Subsidiary) shall obtain the right to acquire shares of KPK currently held by Region-Trade Ltd and (ii) at the Closing, JVCo (or RusCo or another Material JVCo Subsidiary) shall exercise the above mentioned right and acquire all such KPK shares, free and clear of all Encumbrances, on terms and conditions reasonably acceptable to Purchaser and the Shareholders.

(k) Prior to the Closing, the Shareholders, Purchaser, JVCo and each Guarantor shall use their respective reasonable endeavours to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary (subject to any applicable laws) to have a mutually acceptable group of employees of the Existing Trading Companies or other Excluded Companies who are involved in the trading activities of any member of the JVCo Group transferred to the New Trading Company on terms and conditions acceptable to the parties; with the further understanding that some of these employees may be co-employed by the Existing Trading Companies as to be reasonably agreed by Purchaser after such transfer until December 1, 2007.

(l) The Shareholders, Purchaser, and JVCo shall, the Shareholders and JVCo shall procure that the relevant JVCo Subsidiaries and Shareholders’ Affiliates (as relevant) shall, and Purchaser shall procure that the Purchaser’s Affiliates shall negotiate in good faith and use their respective reasonable endeavours to, prior to the Closing, finalise and agree: (i) the Primary Separation Agreements in accordance with the principles set forth in Exhibit H hereto or, with respect to the Licence/Royalty Agreement and the Technical Services Agreement, in accordance with the Purchaser’s drafts of such agreements dated June 2007 in the Agreed Form, (ii) the Escrow Agreement and the Material Subsidiary Escrow Agreements, (iii) the Organisational Chart as defined in the Shareholders Agreements, (iv) the JVCo Security Agreement and (v) the Exit Agreements Among Shareholders.

(m) JVCo undertakes to use its best endeavours to obtain, as soon as reasonably practicable and in any event no later than 1 January 2008, all the required Licenses to use each Computer Software listed in Section 4.35(e) of the Disclosure Schedule.

Section 7.4 Notification of Certain Matters.

(a) From time to time prior to the Closing (and in respect of (B) below within 20 Business Days of the date of receipt thereof), the Shareholders shall promptly supplement or amend the Disclosure Schedule by written notice to Purchaser with respect to (A) any matter arising after the date hereof that, if existing or known at, or occurring on or prior to, the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule, and (B) assessments and notifications received by a Warranted Subsidiary after the date of this Agreement from a taxing authority which have been issued following a desk tax audit:

(i) No supplement or amendment to the Disclosure Schedule made after the execution hereof by Purchaser pursuant to this Section or otherwise shall be deemed to cure any breach of any representation or warranty made pursuant to this Agreement or qualify any representation or warranty repeated on the Closing Date pursuant to this Agreement.

(ii) No supplement or amendment to the Disclosure Schedule made after the execution hereof pursuant to this Section or otherwise shall prejudice Purchaser’s rights to recover damages for breach of this Agreement (including for breach of any representation or warranty).

(b) Each party hereto shall give notice to the other parties as soon as reasonably practicable after becoming aware of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably expected to cause either (A) any representation or warranty contained in this Agreement to be breached in any material respect at any time from the date hereof to the Closing Date or (B) any condition set forth in Article VIII to be unsatisfied in any material respect at any time from the date hereof to the Closing Date and (ii) any material failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that (x) the delivery of any notice pursuant to this section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and (y) such notice shall not be required to be given from and after the time the party to whom such notice is to be given has actual knowledge of the information required to be included in such notice.

(c) JVCo shall deliver to Purchaser, on request (and at JVCo’s expenses) copies of (i) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity relating to national, regional, local or foreign Taxes due from or with respect to JVCo or any JVCo Subsidiary and (ii) any Closing agreements entered into by JVCo or any JVCo Subsidiary with any taxing authority, which come into the possession of JVCo after the date hereof.

Section 7.5 No Solicitation of Competing Transaction.

(a) Neither the Guarantors, Shareholders, JVCo nor any JVCo Subsidiary or Affiliate of JVCo shall (and the Guarantors, Shareholders and JVCo shall cause the officers, directors, employees, representatives and agents of JVCo, each JVCo Subsidiary and each Affiliate of JVCo, including investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, initiate or participate in discussions or negotiations with, or provide any information to, any Person or group (other than Purchaser, any of its Affiliates or representatives) concerning any Acquisition Proposal. None of the Guarantors, Shareholders, JVCo or any JVCo Subsidiary shall enter into any agreement with respect to any Acquisition Proposal. Upon execution of this Agreement, the Guarantors, Shareholders, JVCo and any JVCo Subsidiary shall immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and the Guarantors, Shareholders, JVCo and any JVCo Subsidiary shall request (or if any of them has the contractual right to do so, demand) the return of all documents, analyses, financial statements, projections, descriptions and other data previously furnished to others in connection with any efforts to sell part or all of JVCo Group. For the purposes of this Section 7.5(a) it is agreed that, with respect to each Non-Controlled JVCo Subsidiary and the officers, directors, employees, representatives and agents of each Non-Controlled JVCo Subsidiary, the Guarantors, Shareholders and JVCo shall only be required to exercise such corporate power as they are entitled to exercise under the relevant applicable law in order to procure compliance by such persons with the covenants set out in this Section 7.5(a).

(b) JVCo Board of Directors shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, its approval of this Agreement, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal or (iii) authorize JVCo or any JVCo Subsidiary to enter into any agreement with respect to any Acquisition Proposal.

Section 7.6 Transfer of Sale Shares.

(a) JVCo hereby waives, and JVCo hereby agrees to cause each JVCo Subsidiary to waive, any and all rights JVCo or any JVCo Subsidiary may have under all agreements between JVCo and one or more of the Shareholders or Guarantors or otherwise to object to the transfer to Purchaser of any Sale Shares and hereby covenants not to consent and not to permit any JVCo Subsidiary to consent to the transfer of any Sale Shares to any Person other than Purchaser.

(b) No party will take any action, make any attempt or solicit anyone to, except as expressly set out in the Transaction Documents, change, alter or otherwise amend the share register of JVCo or to create an alternative share register for JVCo.

Section 7.7 Subsequent Actions. If at any time after the Closing Purchaser will consider or be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable (i) to vest, perfect or confirm ownership (of record or otherwise) in Purchaser, its right, title or interest in, to or under any or all of the Sale Shares or (ii) otherwise to carry out this Agreement and consummate the transactions contemplated by this Agreement, the Shareholders shall execute and deliver all deeds, bills of sale, instruments of conveyance, powers of attorney, assignments and assurances and take and do all such other actions and things as may be reasonably requested by Purchaser in order to vest, perfect or confirm any and all right, title and interest in, to and under such Sale Shares in Purchaser or otherwise to carry out this Agreement and consummate the transactions contemplated by this Agreement.

Section 7.8 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint press release acceptable to Purchaser and the Shareholders. Thereafter, until the Closing, or the date the Transaction is terminated or abandoned pursuant to Article IX, none of the Shareholders, JVCo, Purchaser, Purchaser Parent, the Guarantors nor any of their respective Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement (including its terms) or the other Transaction Documents or the Shareholder Agreement transactions without prior consultation with the other parties, except as may be required by law or by any listing agreement with a national securities exchange or trading market.

Section 7.9 Post Closing Covenants.

(a) JVCo, each Guarantor and each Shareholder undertake to Purchaser and Purchaser Parent, and Purchaser and Purchaser Parent undertake to JVCo, each Guarantor and each Shareholder that they shall after Closing implement such post-Closing transactions or other matters as they have agreed to implement in writing by way of side letters prior to Closing, including, without limitation, a side letter providing an agreed plan for acquiring RusCo’s shares not owned by JVCo and converting RusCo into a private company (the “Post-Closing Side Letter”), a side letter relating to the financial audit of JVCo Group (the “Audit Side Letter”) and a side letter providing an agreed plan for the conversion of JVCo into a limited liability company (the “LLC Side Letter”).

(b) Each of the Guarantors, the Shareholders and Purchaser undertake to each other and JVCo that they shall not, at any time following the Closing, acquire (either directly or indirectly) any shares or any class or series of share capital or Voting Debt, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of share capital or any Voting Debt, of any JVCo Subsidiary.

(c) To the extent not completed prior to the Closing, the Shareholders and Purchaser undertake to exercise their commercially reasonable efforts to procure that JVCo Group completes the matters set out in Schedule C hereto.

(d) Each of the Shareholders and Purchaser each undertake to use their best endeavours to procure that the Material JVCo Subsidiary Board Regulations are adopted by such Material JVCo Subsidiary as soon as reasonably practicable following the Closing.

(e) The Guarantors and the Shareholders shall procure that all Separation Agreements (other than the Material Separation Agreements or any other Separation Agreements which the Purchaser and Shareholders agree in writing shall not be terminated on or prior to 1 January 2008) shall have been terminated on or prior to 1 January 2008 except where such termination is prohibited by applicable law.

(f) The parties shall use their respective best endeavours to procure that JVCo causes each Controlled JVCo Subsidiary to terminate the relevant Separation Agreements to which it is a party (other than any Material Separation Agreement or any other Separation Agreements which the Purchaser and Shareholders agree in writing shall not be terminated on or prior to 1 January 2008) on or prior to 1 January 2008.

(g) JVCo, each Guarantor and each Shareholder undertake to Purchaser and Purchaser Parent, and Purchaser and Purchaser Parent undertake to JVCo, each Guarantor and each Shareholder to use their best endeavours to procure that on or prior to 1 January 2008 new separation agreements (the “New Separation Agreements”) which shall replace the Separation Agreements, other than the Material Separation Agreements and any other Separation Agreements which the Purchaser and Shareholders agree shall not be replaced, shall have been (1) agreed to the reasonable satisfaction of the Shareholders and Purchaser, (2) duly approved by the shareholders (or, where necessary, the board of directors) of the parties thereto in accordance with applicable law and (3) duly executed by the parties thereto.

(h) The Shareholders, Purchaser, JVCo and the Guarantors undertake to use their respective reasonable endeavours to take, or cause to be taken, all actions in order to transfer the employees of the Chinese representative office of the Existing Trading Companies, which shall have been mutually agreed by the parties for such transfer, to the Chinese representative office of the New Trading Company upon the establishment of such representative office on terms and conditions mutually agreed by the parties.

Section 7.10 Financial Statements.

JVCo shall, and each of the Shareholders shall procure that JVCo shall, as soon as reasonably practicable following the date of this Agreement and in any event no later than 1 September 2007:

(a) deliver to Purchaser the 2007 Financial Statements;

(b) for each Controlled JVCo Subsidiary, deliver to Purchaser the Russian statutory financial statements for the first quarter and the first six months of the year 2007 (it being agreed that, if the Closing occurs on or after 15 November 2007, the Russian financial statements for the first nine months of the year 2007 shall be provided before the Closing); and

(c) for each Non-Controlled JVCo Subsidiary, use commercially reasonable endeavours to deliver to Purchaser the Russian statutory financial statements for the first quarter and the first six months of the year 2007 (it being agreed that, if the Closing occurs on or after 15 November 2007, the Russian financial statements for the first nine months of the year 2007 shall endeavour to be provided before the Closing).

ARTICLE VIII

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each party to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions:

(a) Statutes; Court Orders. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Closing; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Closing;

(b) Russian Anti-Monopoly Approval. The approvals of the Federal Anti-monopoly Service of Russia to the Transaction and the Joint Marketing Agreement shall have been issued and such approvals shall be unconditional;

(c) Other Antitrust Approvals. The antitrust approvals (clearance decision or expiry of waiting period, as applicable) in: (i) each of the following jurisdictions: China, Germany, South Korea, Turkey, and Ukraine and (ii) any other jurisdiction that is not identified in the preceding sentence, to the extent that such approvals are necessary for Closing, shall have been issued and such approvals shall be unconditional;

(d) Government Action. There shall not be threatened or pending any suit, action or proceeding by any Governmental Entity:

(i) seeking to prohibit or impose any material limitations on the ownership or operation by Purchaser or the Shareholders (or that of any of their Subsidiaries or Affiliates) of all or a material portion of their or JVCo Group’s businesses or assets, or to compel Purchaser or JVCo or any of their respective Subsidiaries or Affiliates to dispose of or hold separate any material portion of the business or assets of the JVCo Group,

(ii) seeking to restrain or prohibit the consummation of the Closing or the performance of the Transaction, or seeking to obtain from JVCo, Purchaser or the Shareholders (or any of their Subsidiaries or Affiliates) any damages that are material in relation to the JVCo Group, or

(iii) seeking to impose material limitations on the ability of Purchaser effectively to exercise full rights of ownership of the Sale Shares, including the right to vote the Sale Shares or on the ability of the Shareholders effectively to exercise full rights of ownership of the Shares they retain after Closing, including the right to vote such Shares;

or there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Transaction, or any other action shall be taken by any Governmental Entity, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iii) above.

(e) Additional Policies and Plans. Each of the:

(i) Initial Business Plan;

(ii) Business Operation and Management Policies;

(iii) JVCo Board Regulations;

(iv) RusCo Board Regulations;

(v) Material JVCo Subsidiary Board Regulations,

(vi) Exit Agreements Among Shareholders,

(vii) Post-Closing Side Letter, Audit Side Letter and LLC Side Letter,

(viii) Actual Capital Expenditure as listed in Schedule F;

(ix) Voting Representative Appointment Contract; and

(x) RusCo CEO Service Contract

shall have been agreed on terms reasonably satisfactory to each of the Shareholders and Purchaser;

(f) Primary Separation Agreements. Each of the Primary Separation Agreements to which RusCo or any JVCo Subsidiary is a party shall have been (i) agreed to the satisfaction of the Shareholders and Purchaser and in accordance with the principles set forth in Exhibit H hereto or, with respect to the Licence/Royalty Agreement and the Technical Services

Agreement, consistent with the Purchaser’s drafts of such agreements dated June 2007 (ii) approved by the shareholders (or, where necessary, the board of directors) of RusCo or the appropriate JVCo Subsidiary in accordance with Russian law at extraordinary shareholders meetings (or, where necessary, board meetings) of RusCo and the appropriate JVCo Subsidiary duly held on the date of or prior to the Closing and (iii) duly executed by the parties thereto;

(g) Escrow Agreements. The Escrow Agreement, each Material Subsidiary Escrow Agreement and the JVCo Security Agreement shall have been agreed on terms reasonably satisfactory to each of the Shareholders and Purchaser and duly executed by the parties thereto;

(h) Escrow Shares. At the Closing, the Shares and the shares of each Material JVCo Subsidiary shall have been deposited in escrow pursuant to the Escrow Agreement and the Material Subsidiary Escrow Agreements respectively;

(i) LLC Documents. The LLC Documents shall have been agreed in a form reasonably satisfactory to each of the Shareholders and Purchaser, consistent with the provisions of Section 7.3(i);

(j) Shareholders’ Procurement Obligations. Each of the matters set out in Section 2.3 shall have been completed in accordance with the terms of Section 2.3;

(k) Organisational Chart. The Organisational Chart as defined in the Shareholders Agreement shall have been agreed on terms reasonably satisfactory to each of the Shareholders and Purchaser; and

(l) Termination. The Transaction shall not have been terminated or abandoned in accordance with the terms of this Agreement.

Section 8.2 Conditions to Obligations of Purchaser to Effect the Closing. The obligations of Purchaser to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a) Certificates.

(i) Each Shareholder having delivered to Purchaser at Closing a certificate jointly signed by an appropriate director of each of the Shareholders, dated on the Closing Date, to the effect that as of Closing: (1) save as fairly disclosed in the Disclosure Schedule, all of the warranties set out in Article IV hereof are true and accurate, (2) each Shareholder has performed all obligations required under this Agreement to be performed by it at or prior to the Closing and (3) no material adverse change, or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any material adverse change, referred to in Section 8.2(i) hereto have occurred ;

(ii) Each Guarantor having delivered to Purchaser at Closing a certificate signed by him, dated on the Closing Date, to the effect that, as of the Closing: (1) save as fairly disclosed in the Disclosure Schedule, all of the representations and warranties set out in Article III hereof are true and accurate, (2) each Guarantor and each Shareholder has performed all obligations required under this Agreement to be performed by it at or prior to the Closing in all material respects and (3) no material adverse change, or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any material adverse change, referred to in Section 8.2(i) hereto have occurred.

(b) Consents.

(i) All Third Party Consents shall have been obtained on terms that if implemented or accepted would not reasonably be expected to have a material adverse effect on the JVCo Group and a copy of each such consent shall have been provided to Purchaser prior to Closing; and

(ii) Such other consents or waivers of any Person necessary to the consummation of the Closing, including consents or waivers from parties to loans, contracts (including transferors of JVCo shares, if appropriate), leases or other agreements, consents from governmental agencies, whether national, state or local and waivers or settlements shall have been obtained on reasonably satisfactory terms.

(c) Restructuring. The Restructuring described in Part A of Schedule C hereto shall have been completed in full compliance with the terms set forth in Part A of Schedule C hereto;

(d) Charters of Material JVCo Subsidiaries. The charter or articles of each Material JVCo Subsidiary shall have been agreed in a form reasonably satisfactory to Purchaser;

(e) Adoption of JVCo and RusCo Charters. The articles of incorporation or charter of each of JVCo and RusCo shall have been adopted in the Agreed Form with effect from the Closing;

(f) Guarantees. Each Guarantor shall have delivered to Purchaser at the Closing signed counterparts of the Guarantee;

(g) Material Adverse Change. There shall not have occurred any material adverse change (or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any material adverse change) in the consolidated financial condition, assets, liabilities, businesses, results of operations or prospects of the JVCo Group as a whole;

(h) Disclosure. No supplement to the Disclosure Schedule nor any other document or information delivered or disclosed to Purchaser as contemplated by this Agreement or otherwise, shall have revealed any facts or circumstances which, in the reasonable opinion of Purchaser, reflect in a material adverse way on (i) the financial condition, assets, liabilities (absolute, accrued, contingent or otherwise), reserves, business, operations or prospects of the JVCo Group as a whole or (ii) Purchaser’s or the Shareholders’ ownership of the Shares or the exercise of their rights of ownership of the Shares, including the right to vote the Shares and the right to receive dividends and the proceeds on the sale of the Shares;

(i) Representations and Warranties. All of the representations and warranties of the Shareholders and the Guarantors set forth in this Agreement that are qualified as to materiality shall be true and complete in all respects and each such representation or warranty that is not so qualified shall be true and complete in all material respects, in each case as of this Agreement and as of the Closing Date;

(j) Guarantor or Shareholder Breach. There shall not have occurred any failure of any Guarantor and/or Shareholder to perform any obligation or to comply with any agreement or covenant to be performed or complied with by such Guarantor or Shareholder under this Agreement prior to or at Closing that would, individually or taken together with all other such failures, result in (a) a material adverse effect for JVCo Group as a whole or (b) any material limitation or prohibition being imposed on Purchaser’s or the Shareholders’ ownership of the Shares or the exercise of their rights of ownership of the Shares, including the right to vote the Shares and the right to receive dividends and the proceeds on the sale of the Shares;

(k) JVCo Breach. There shall not have occurred any failure of JVCo to perform any obligation or to comply with any agreement or covenant to be performed or complied with by it under this Agreement prior to or at Closing that would individually or taken together with all other such failures, result in (a) a material adverse effect for JVCo Group as a whole or (b) any material limitation or prohibition being imposed on Purchaser’s or the Shareholders’ ownership of the Shares or the exercise of their rights of ownership of the Shares, including the right to vote the Shares and the right to receive dividends and the proceeds on the sale of the Shares;

(l) Certain Related Party Arrangements. Any and all agreements that are to survive the Closing between any Person that will be a member of the JVCo Group at the Closing pursuant to clause 2(a) of Part A of Schedule C hereto on the one hand and any other Person that is an Affiliate of any Guarantor or Shareholder (not being an Affiliate of any Guarantor or Shareholder who will be a member of the JVCo Group at the Closing pursuant to clause 2(a) of Part A of Schedule C hereto) or any director, officer or representative thereof shall be in a definitive written form and on terms reasonably satisfactory to Purchaser and the Shareholders and approved by the extraordinary general shareholders’ meeting (or, where necessary, board meetings) of RusCo or the appropriate JVCo Subsidiary;

(m) Financial Statements. Purchaser shall have received the:

(i) Financial Statements;

(ii) Closing Estimated Unaudited Financial Statements; and

(iii) Initial Purchase Price calculation

and each of (ii) and (iii) shall have been agreed or determined in accordance with Part 1 of Schedule E, hereto.

Subject to the provisions of Article IX: (i) the foregoing conditions in this Section 8.2 are for the sole benefit of Purchaser, may be waived solely by Purchaser; in whole or in part, at any time and from time to time in the sole discretion of Purchaser; and (ii) the failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

It is expressly agreed that for the purposes of this Section 8.2, a material adverse effect shall be deemed to occur where the matters or circumstances referred to in this Section 8.2 would (i) have an adverse effect on the JVCo Group or (ii) give rise to claims by Purchaser against the Shareholders, in each of (i) or (ii) that are reasonably likely to have an aggregate effect exceeding the Overall Threshold.

Section 8.3 Conditions to Obligations of Shareholders to Effect the Closing. The obligations of the Shareholders to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a) Certificates.

(i) The Purchaser having delivered to the Shareholders at Closing a certificate signed by a senior officer of the Purchaser, dated on the Closing Date, to the effect that, as of the Closing: (1) all of the representations and warranties of the Purchaser in Article V hereof are true and accurate and (2) the Purchaser has performed all obligations required under this Agreement to be performed by it at or prior to the Closing in all material respects.

(ii) The Purchaser Parent having delivered to the Shareholders at Closing a certificate signed by a senior officer of the Purchaser Parent, dated on the Closing Date, to the effect that, as of the Closing: (1) all of the representations and warranties of the Purchaser Parent in Article VI hereof are true and accurate and (2) the Purchaser Parent has performed all obligations required under this Agreement to be performed by it at or prior to the Closing in all material respects.

Subject to the provisions of Article IX: (i) the foregoing conditions in this Section 8.3 are for the sole benefit of the Shareholders, may be waived solely by the Shareholders, in whole or in part, at any time and from time to time in the sole discretion of the Shareholders, and (ii) the failure by the Shareholders at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

ARTICLE IX

TERMINATION

Section 9.1 Termination. The Transaction may be terminated or abandoned at any time prior to the Closing Date:

(a) By the mutual written consent of Purchaser and the Shareholders;

(b) By Purchaser or the Shareholders (i) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their best endeavours to lift), which permanently restrains, enjoins or otherwise prohibits transfer of the Sale Shares to the Purchaser and such order, decree, ruling or other action shall have become final and non-appealable and/or (ii) on or after 5:30pm (Moscow time) on 5 October 2007, if the Closing shall not have theretofore occurred;

(c) By the Shareholders if Purchaser shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice by the Shareholders to Purchaser specifying such breach;

(d) By Purchaser if any Shareholder, any Guarantor or JVCo shall have breached any warranties, covenants or other agreements contained in this Agreement which breach cannot be or has not been cured within 60 days of the giving of written notice by Purchaser to the Shareholders, Guarantors or JVCo specifying such breach would result in a material adverse effect on JVCo Group as a whole.

Section 9.2 Effect of Termination. In the event of the termination or abandonment of the Transaction by any party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other parties specifying the provision hereof pursuant to which such termination or abandonment of the Transaction is made, and there shall be no liability or obligation thereafter on the part of Purchaser, Purchaser Parent, the Shareholders, the Guarantors or JVCo except (a) for fraud or for breach of this Agreement prior to such termination or abandonment of the Transaction and (b) as set forth in Section 11.1.

ARTICLE X

WARRANTY CLAIMS, INDEMNITIES AND LIMITATIONS

Section 10.1 Quantifying a Warranty Claim against a Shareholder.

(a) The Shareholders undertake (without limiting any other rights of Purchaser (or any Permitted IP Assignee) in any way including its rights to damages in respect of a claim for breach of any Shareholder Warranty on any other basis) that if there is a breach of any Shareholder Warranty, they shall pay in cash on demand to Purchaser (or any Permitted IP Assignee):

(i) a sum equal to the aggregate of:

(1) the Relevant Proportion of the amount which, if received by the relevant member (or members) of the JVCo Group, would be necessary to put that member (or members) of the JVCo Group into the financial position which would have existed had there been no breach of the Shareholder Warranty in question; and

(2) the Relevant Proportion of the amount of all costs and expenses suffered or incurred by such member (or members) of the JVCo Group, directly or indirectly, as a result of or in connection with such breach of Shareholder Warranty; and

(ii) all costs and expenses suffered or incurred by Purchaser (or any Permitted IP Assignee), directly or indirectly, as a result of or in connection with such breach of Shareholder Warranty.

Section 10.2 Indemnities for Specified Matters.

(a) Subject always to the limitations expressly set out in this Agreement, the Shareholders hereby, jointly and severally, irrevocably and unconditionally, undertake to Purchaser to pay to Purchaser, with effect from Closing and immediately upon demand, such amounts as are equal to, and indemnify Purchaser and keep it indemnified on an after-Tax basis from and against:

(i) any Indemnified Damages Purchaser or any member of the Purchaser Parent Group incurs or suffers, together with any related Purchaser Enforcement Costs, and

(ii) the Relevant Proportion of any Indemnified Damages incurred or suffered by JVCo or any member of the JVCo Group: (1) in which JVCo holds, directly or indirectly, any equity interest and/or (2) in relation to which JVCo has, directly or indirectly, any liability (absolute, accrued, contingent or otherwise), together with the Relevant Proportion of any related JVCo Group Enforcement Costs, in either case arising out of any or all of the Specified Matters.

(b) Notwithstanding any other provision of this Agreement, it is expressly understood that (i) the provisions of Sections 10.3(a) and 10.7 of this Agreement shall not apply to any claim arising out of a Specified Matter (“Specified Matter Claim”) and (ii) the provisions of Sections 10.5 and 10.6 of this Agreement shall not apply to any claim arising out of the Specified Matter listed in Section 2 of Schedule J hereto.

Section 10.3 Limits on recoverability.

(a) Nothing in this Agreement (including Section 10.1) shall or is intended by the parties to disapply the principle of English law which excludes recovery of consequential loss not in the reasonable contemplation of the parties.

(b) Purchaser shall take reasonable steps to avoid or mitigate any loss or damage which it may suffer in consequence of any breach by the Shareholders or the Guarantors of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a Warranty Claim or a Specified Matter Claim other than claims arising out of the Specified Matter listed in Section 2 of Schedule J hereto; provided, that with respect to losses or damages arising out of: (i) a Specified Matter, Purchaser shall, subject to its right to act in its own interest as a shareholder of JVCo, only have to take such steps as it is entitled to take under the relevant applicable law and (ii) a Tax Warranty Claim, the Purchaser shall not be required to take any steps which could cause it to breach the terms of the Tax Covenant.

Section 10.4 Maximum total liability of Shareholders and Guarantors.

(a) The total aggregate liability of the Shareholders under or in connection with the Purchase Documents shall be limited to and shall not exceed the Retention Amount for (i) all Warranty Claims arising out of a statement contained in the Operating Business Warranties (“Operating Business Warranty Claims”) and (ii) all Specified Matter Claims (other than to the extent any loss resulting from a Specified Matter is a loss resulting from a Tax or Taxation matter), and the sole recourse for satisfaction of such liability shall be the set off against amounts due under the Note in accordance with Section 10.14 hereto and the provisions of the Note.

(b) The total aggregate liability of the Shareholders and the Guarantors under or in connection with the Purchase Documents for Warranty Claims arising out of a statement contained in the Tax Warranties (“Tax Warranty Claim”) or Tax Claims or Specified Matter Claims to the extent any loss resulting from a Specified Matter is a loss resulting from a Tax or Taxation matter, shall be limited to and shall not exceed USD200,000,000.

(c) The total aggregate liability of the Shareholders and the Guarantors under or in connection with the Purchase Documents for all Warranty Claims arising out of a statement contained in the Title Warranties (“Title Warranty Claim”) shall be limited to and shall not exceed the Final Purchase Price.

(d) Without prejudice to any other limitation in this Section 10.4 or any other Transaction Documents:

(i) the total aggregate liability of the Shareholders and the Guarantors under or in connection with the Purchase Documents shall be limited to and shall not exceed the Final Purchase Price and

(ii) the total aggregate liability of each Guarantor under or in connection with the Purchase Documents shall not exceed:

(1) Mr Zakhar Smushkin – the percentage of the Ilim Principal Liability Cap set forth alongside his name in Part B of the Beneficial Ownership Disclosure;

(2) Mr Boris Zingarevich – the percentage of the Ilim Principal Liability Cap set forth alongside his name in Part B of the Beneficial Ownership Disclosure;

(3) Mr Mikhail Zingarevich – the percentage of the Ilim Principal Liability Cap set forth alongside his name in Part B of the Beneficial Ownership Disclosure; and

(4) Mr Leonid Eruhimovich – the percentage of the Ilim Principal Liability Cap set forth alongside his name in Part B of the Beneficial Ownership Disclosure.

Section 10.5 De minimis claims.

(a) The Shareholders and the Guarantors shall not be liable in respect of a Warranty Claim, a Specified Matter Claim (other than a claim pursuant to Section 2 of Schedule J hereto) or a Tax Claim, unless the amount of liability pursuant to that Warranty Claim, Specified Matter Claim or Tax Claim exceeds USD100,000.

(b) For the purposes of paragraph (a) above, Warranty Claims, Specified Matter Claims or Tax Claims arising directly from the same fact or event (or series of related facts or events) shall be treated as one individual Warranty Claim, Specified Matter Claim or Tax Claim rather than a series of individual Warranty Claims, Specified Matter Claims or Tax Claims.

Section 10.6 Thresholds for Warranty Claims and Tax Claims.

(i) The Shareholders and Guarantors shall only be liable for a Warranty Claim or a Specified Matter Claim, other than a claim pursuant to Section 2 of Schedule J hereto, a Title Warranty Claim or a Tax Warranty Claim, once the total amount of all Warranty Claims, Specified Matter Claims and Tax Claims not excluded by Section 10.5 exceeds USD25,000,000 (the “Overall Threshold”), in which case Purchaser (or any Permitted IP Assignee) shall only be entitled to claim for the excess over USD25,000,000.

(ii) The Shareholders and Guarantors shall only be liable for a Tax Warranty Claim or a Tax Claim once the total amount of all Tax Warranty Claims and Tax Claims not otherwise excluded by section 10.5 exceeds USD10,000,000 (“Tax Threshold”), in which case Purchaser (or any Permitted IP Assignee) shall only be entitled to claim for the excess over USD10,000,000.

(iii) For the avoidance of doubt:

(1) the Shareholders and Guarantors shall be liable, subject to the other provisions of this Agreement and the remaining Purchase Documents, in respect of a Tax Warranty Claim or a Tax Claim as soon as the Tax Threshold has been reached, irrespective of whether the Overall Threshold has been reached;

(2) any amounts counted for the purposes of reaching the Tax Threshold shall also be counted for the purposes of reaching the Overall Threshold; and

(3) once the Overall Threshold has been reached, the Tax Threshold shall cease to apply and the Shareholders and Guarantors shall, subject to the provisions of this Agreement and the remaining Purchase Documents, then be liable for the full amount of all Warranty Claims and Tax Claims (other than, for the avoidance of doubt, any such amounts as are included in the Overall Threshold).

Section 10.7 Limits on Warranties. Each Warranty is only qualified by each fact, matter or circumstance that is fairly disclosed in the Disclosure Schedule by reference to the Warranty in question.

Section 10.8 Time limits. The Shareholders and Guarantors shall not be liable for a Warranty Claim, a Specified Matter Claim or a Tax Claim unless Purchaser (or any Permitted IP Assignee) has given notice of the relevant fact or event giving rise to the Warranty Claim, Specified Matter Claim or Tax Claim:

(a) in the case of a Title Warranty Claim:

(i) within two years from the date on which either Purchaser (or any Permitted IP Assignee) or the Shareholders, or any of their Subsidiaries or Connected Persons, (together) cease to hold Shares; or

(ii) the fifth anniversary of the Closing Date,

whichever is the later, provided however that, the Shareholders shall have no liability in respect of a Title Warranty Claim unless Purchaser (or any Permitted IP Assignee) has given notice of the relevant fact or event giving rise to that Title Warranty Claim, by the tenth anniversary of the Closing Date;

(b) in the case of a Tax Warranty Claim or a Tax Claim, by 1 July of the fourth year after the calendar year in which the Closing occurs; and

(c) in the case of any Operating Business Warranty Claim or any Specified Matter Claim, within 18 months of the Closing Date.

Section 10.9 Matters Provided For. Neither the Shareholders nor the Guarantors shall be liable for any Warranty Claim or any Specified Matter Claim to the extent that the fact, matter, event or circumstance giving rise to such claim is fully and specifically taken into account in any adjustment to the Final Purchase Price.

Section 10.10 Contingent liabilities. If any Warranty Claim or Specified Matter Claim is based upon a liability which is contingent only, neither the Shareholders nor any Guarantor shall be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment (but, for the avoidance of doubt, the Purchaser has the right to give notice of that claim before such time).

Section 10.11 No Double Recovery. Purchaser shall not be entitled to recover damages or obtain payment, reimbursement or indemnity under this Agreement in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to a claim or demand hereunder to the extent that it shall already have been fully compensated in respect of such liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances under any other Purchase Document.

Section 10.12 Conduct of Claims Brought Directly Against Purchaser.

(a) Purchaser shall give prompt written notice to the Ilim Shareholder Representatives of any third-party claim brought directly against Purchaser (or any other member of the International Paper Group) that may result in Purchaser being entitled to make a Warranty Claim or a Specified Matter Claim, other than a Tax Warranty Claim, together with the estimated amount of such claim. Failure to give such notice shall not affect the entitlement of Purchaser to make a Warranty Claim or a Specified Matter Claim in the absence of actual and material prejudice. Following receipt of such notice, the Shareholders may then without undue delay opt either to (i) confirm in writing to Purchaser that the Shareholders will satisfy such third party claim or (ii) deliver to Purchaser a written notice of disagreement, specifying in reasonable detail, based upon information then available, the nature and extent of the disagreement. Unless Purchaser is of the opinion that in light of the corporate interests of Purchaser, its Affiliates or the JVCo Group, control of the defense by the Shareholders is inappropriate, the Shareholders shall have the right to assume the defense (at the Shareholders’ expense) of any such claim by notifying Purchaser in writing within 30 days of the first receipt by the Ilim Shareholder Representatives of such notice from Purchaser that the Shareholders (x) disagree with such claims and intend to dispute such claims and (y) acknowledge that such claim if determined adversely to Purchaser, its Affiliates or the JVCo Group is an obligation entitling Purchaser to damages or indemnification under this Agreement. For the avoidance of doubt, it is understood that unless and until the Shareholders assume control pursuant to this Section 10.12, JVCo shall have the right to assume the defense of any third-party claim, including the right to appoint counsel of its own choosing. In assuming the defense of any such matter, the Shareholders shall be entitled to appoint counsel of Shareholders’ own choosing; provided, however, that any such counsel shall be reasonably satisfactory to Purchaser. If, under applicable standards of professional conduct, a conflict with respect to any significant issue between Purchaser (or any other member of the International Paper Group) and any Shareholder exists in respect of such third-party claim, the Shareholders shall pay the reasonable fees and expenses of such additional counsel as may be required to be retained in order to resolve such conflict. The Shareholders shall be liable for the fees and expenses of counsel employed by Purchaser (or any other member of the International Paper Group) for any period during which the Shareholders have not assumed the defense of any such third-party claim (other than during any period in which Purchaser will have failed to give notice of the third-party claim as provided above). If the Shareholders assume such defense, Purchaser shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Shareholders, it being understood that the Shareholders shall control such defense. If the Shareholders choose to defend or prosecute a third-party claim, Purchaser shall cooperate in the defense or prosecution thereof, which cooperation shall include, to the extent reasonably requested by the Shareholders, the retention, and the provision to Shareholders, of records and information reasonably relevant to such third-party claim, and making employees of the JVCo Group available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. If the Shareholders defend or prosecute any third-party claim, Purchaser shall agree to any settlement, compromise or discharge of such third-party claim that the Shareholders may recommend and that, by its terms, discharges Purchaser, any Affiliate of Purchaser and any member of the JVCo Group that is (or is reasonably likely to be) the subject of such third-party claim from the full amount of liability in connection with such third-party claim; provided, however, that, without the consent of Purchaser, the Shareholders shall not consent to, and Purchaser shall not be required to agree to, the entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting Purchaser, any Affiliate of Purchaser or any member of the JVCo Group or (ii) does not include as an unconditional term thereof the giving of a release from all liability with respect to such claim by each claimant or plaintiff to Purchaser and each Affiliate of Purchaser that is (or is reasonably likely to be) the subject of such third-party claim.

(b) For the avoidance of doubt, the conduct of any Tax Claim or Tax Warranty Claim shall be governed by the relevant provisions of the Tax Covenant.

Section 10.13 Conduct of Claims Brought Against JVCo.

(a) JVCo shall give prompt written notice to the Ilim Shareholder Representatives and to Purchaser of any third-party claim brought directly against JVCo (or any other member of the JVCo Group) that is reasonably likely to result in Purchaser being entitled to make a Warranty Claim or a Specified Matter Claim, other than a Tax Warranty Claim, together with the estimated amount of such claim. Failure to give such notice shall not affect the entitlement of Purchaser to make a Warranty Claim or a Specified Matter Claim in the absence of actual and material prejudice. Following receipt of such notice, the Shareholders may then without undue delay opt either to (i) confirm in writing to JVCo that the Shareholders will satisfy such third party claim or (ii) deliver to JVCo a written notice of disagreement, specifying in reasonable detail, based upon information then available, the nature and extent of the disagreement. Unless JVCo is of the opinion that, based on the corporate interests of JVCo or its Affiliates, control of the defense by the Shareholders is inappropriate, the Shareholders shall have the right to assume the defense (at the Shareholders’ expense) of any such claim by notifying JVCo in writing within 30 days of the first receipt by the Ilim Shareholder Representatives of such notice from JVCo that the Shareholders (x) disagree with such claims and intend to dispute such claims and (y) acknowledge that such claim if determined adversely to JVCo, its Affiliates or the JVCo Group is an obligation entitling Purchaser to damages or indemnification under this Agreement. For the avoidance of doubt, it is understood that unless and until the Shareholders assume control pursuant to this Section 10.13, JVCo shall have the right to assume the defense of any third-party claim, including the right to appoint counsel of its own choosing. In assuming the defense of any such matter, the Shareholders shall be entitled to appoint counsel of Shareholders’ own choosing; provided, however, that any such counsel shall be reasonably satisfactory to JVCo. If, under applicable standards of professional conduct, a conflict with respect to any significant issue between JVCo (or any other member of the JVCo Group) and any Shareholder exists in respect of such third-party claim, the Shareholders shall pay the reasonable fees and expenses of such additional counsel as may be required to be retained in order to resolve such conflict. The Shareholders shall be liable for the fees and expenses of counsel employed by JVCo (or any other member of the JVCo Group) for any period during which the Shareholders have not assumed the defense of any such third-party claim (other than during any period in which JVCo will have failed to give notice of the third-party claim as provided above). If the Shareholders assume such defense, each of JVCo and Purchaser shall have the right to participate in the defense thereof and to employ counsel, at its or their own expense, separate from the counsel employed by the Shareholders, it being understood that the Shareholders shall control such defense. If the Shareholders choose to defend or prosecute a third-party claim, JVCo shall cooperate in the defense or prosecution thereof, which cooperation shall include, to the extent reasonably requested by the Shareholders, the retention, and the provision to Shareholders, of records and information reasonably relevant to such third-party claim, and making employees of the JVCo Group available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. If the

Shareholders defend or prosecute any third-party claim, JVCo shall agree to any settlement, compromise or discharge of such third-party claim that the Shareholders may recommend and that, by its terms, discharges JVCo, any Affiliate of JVCo and any member of the JVCo Group that is (or is reasonably likely to be) the subject of such third-party claim from the full amount of liability in connection with such third-party claim; provided, however, that, without the consent of JVCo, the Shareholders shall not consent to, and JVCo shall not be required to agree to, the entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting JVCo, any Affiliate of JVCo or any member of the JVCo Group or (ii) does not include as an unconditional term thereof the giving of a release from all liability with respect to such claim by each claimant or plaintiff to JVCo and each Affiliate of JVCo that is (or is reasonably likely to be) the subject of such third-party claim.

(b) For the avoidance of doubt, the conduct of any Tax Claim or Tax Warranty Claim shall be governed by the relevant provisions of the Tax Covenant.

Section 10.14 Set-off. Subject to Sections 10.4 and 10.15, the obligations of the Shareholders and Guarantors to Purchaser (or any Permitted IP Assignee) set forth in each of the Purchase Documents may be satisfied, in whole or in part by: (i) set-off against the Note or any promissory note issued pursuant to the Shareholders Agreement, (ii) withholding or deduction from any dividend otherwise payable to the Shareholders by JVCo pursuant to Clauses 12.5 or 12.6 of the Shareholders Agreement or (iii) deduction from the consideration payable for the Shares pursuant to paragraph 2.2 of Schedule 4 to the Shareholders Agreement or otherwise as permitted under the Transaction Documents. If exercised pursuant to paragraph (i) above, such right of offset shall be applied to the payment next due under such Note or such promissory note after such right of offset is asserted, and, to the extent necessary to satisfy such right of offset, to subsequent payments due under such Note or such promissory note in the chronological order in which such payments are scheduled. Where and to the extent that the amount payable under the relevant Note represents a payment of interest, the right of set-off shall only be exercisable against the amount of interest net of any withholding tax that is required to be deducted by the Purchaser (or Permitted IP Assignee) or any paying agent. In exercising the right of set-off, the Purchaser (or Permitted IP Assignee) shall be making a payment under the relevant Note or promissory note to the Purchaser but shall be deemed to have received instructions from the Shareholders to apply such payment, on the Shareholders’ behalf, to discharge up to the amount of the payment (net of any withholding tax) the whole or part of an obligation of the Shareholders or the Guarantors (as the case may be) to make a payment to the Purchaser (or Permitted IP Assignee) under any of the Purchase Documents. For the avoidance of doubt, no payment under a Note or promissory note against which the right of set-off is asserted shall be treated as cancelled, waived or written-off.

Section 10.15 Sources of Settlement of Operating Business Warranty Claims, Specified Matter Claims, Tax Warranty Claims and Tax Claims. Notwithstanding any other provision of this Agreement, Purchaser (or any Permitted IP Assignee) shall only be entitled to recover damages or obtain payment in respect of:

(a) an Operating Business Warranty Claim or a Specified Matter Claim, by setting off any such amount of damages or payment against the Note in accordance with Section 10.14 of this Agreement and the terms of the Note.

(b) a Title Warranty Claim, Tax Warranty Claim or Tax Claim:

(i) firstly, at the election of Purchaser, and in accordance with Section 10.14 of this Agreement and the terms of the relevant Note or promissory note issued under the Shareholders Agreement, by setting off any such amount of damages or payment against:

(1) the Note, but only to the extent that the payment obligation of Purchaser under the Note is not otherwise set-off in full as a result of a claim (or claims) under any of the Purchase Documents; or

(2) any promissory note issued pursuant to the Shareholders Agreement, but only to the extent that the payment obligation of Purchaser under such promissory note is not otherwise set-off in full as a result of a claim (or claims) under any of the Purchase Documents; and

(ii) secondly, by direct claim against one or more of the Shareholders or, in respect of liability under the Guarantee only, one or more of the Guarantors, or by any other method provided for in the Purchase Documents or the Shareholders Agreement.

Section 10.16 Tax Effect of Payment. All payments (other than payments of interest) made by or on behalf of Shareholders to Purchaser (or any Permitted IP Assignee), or by or on behalf of the Purchaser or Purchaser Parent (or any Permitted IP Assignee) to Shareholders, by way of set-off under Section 10.14 or otherwise, pursuant to this Agreement, the Deed of Indemnity, the Guarantee or the Tax Covenant shall be treated (to the extent permitted by applicable law) for all Tax purposes as adjustments to the consideration paid with respect to the Sale Shares.

Section 10.17 Effect of Investigation. Subject only to Section 10.7, the right of Purchaser (or any Permitted IP Assignee) to make or sustain a Claim based on any representation, warranty, covenant or obligation of any Shareholder, Guarantor or JVCo contained in or made pursuant to this Agreement or any of the other Transaction Documents shall not be affected by any information, fact or circumstance of which Purchaser, any Affiliate of Purchaser, any of their respective representatives or on its or their behalf or otherwise, had knowledge (whether actual, imputed or constructive) or which could have been discovered (whether by investigation, search or enquiry (including of any Governmental Entity) made by Purchaser, any Affiliate of Purchaser, any of their respective representatives or on its or their behalf or otherwise) at any time, whether before or after the execution and delivery of this Agreement or the date the Closing occurs, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation (including any claim that any of the Warranties is or was untrue, inaccurate, misleading or not complete, whether at the date of this Agreement or on their repetition at Closing). For the avoidance of doubt:

(a) the waiver of any condition to the obligation of Purchaser to consummate the Transaction, where such condition is based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect any right Purchaser (or any Permitted IP Assignee) may have to make or sustain a Claim based on such representation, warranty, covenant or obligation; and

(b) the liability of the Shareholders and Guarantors pursuant to the Warranties on their repetition at Closing shall not be limited as a result of any disclosure of additional facts, matters or circumstances after the date of this Agreement or matters of which Purchaser, any Affiliate of Purchaser, any of their respective representatives or on its or their behalf or otherwise, became aware (or ought reasonably to have become aware) after the date of this Agreement.

Section 10.18 Survival of Covenants, Representations and Warranties. Each of the covenants, representations and warranties of the Shareholders and Guarantors in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing Date and shall continue in force thereafter subject to all applicable limitations and qualifications.

Section 10.19 Waiver. Each Shareholder and Guarantor agrees to waive the benefit of all rights (if any) which they may have against any member of the JVCo Group, or any present or former officer or employee of any such member, on whom a Shareholder or Guarantor may have relied in agreeing to any terms of this Agreement or any statement set out in the Disclosure Schedule and each Shareholder and Guarantor undertakes not to make any claim in respect of such reliance.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the Transaction shall be paid by the party incurring such expenses, except as specifically provided to the contrary in this Agreement and except as follows:

(a) The Shareholders as a group and Purchaser shall each bear half of the fee payable in connection with the Russian Anti Monopoly filing previously made by the parties;

(b) The Shareholders as a group and Purchaser shall each bear half of the Transfer Taxes arising out of, in connection with or attributable to the transfer of the Sale Shares pursuant to this Agreement (other than, for the avoidance of doubt, any Transfer Taxes arising out of, in connection with or attributable to the Restructuring); provided that all other Transfer Taxes in connection with the Transaction shall be borne and paid by Shareholders. The Transfer Tax Payor shall prepare and timely file all relevant Tax Returns required to be filed in respect of such Transfer Tax, pay the Transfer Tax shown on such Tax Return, and notify the other parties in writing of the Transfer Tax shown on such Tax Return and how such Transfer Tax was calculated, and if the Transfer Tax Payor is Purchaser or its Affiliates (including JVCo Subsidiaries after the Closing Date), the Shareholders shall reimburse the Transfer Tax Payor for the amount of such Transfer Tax in immediately available funds within ten business days of receipt of such notice.

Section 11.2 Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

Section 11.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when mailed, delivered personally, delivered by email (which is confirmed by the recipient) or sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by such party by like notice):

If to either Purchaser or Purchaser Parent, to:

Party:	International Paper
Address:	International Place, 6400 Poplar
Ave., Memphis, Tenn. 38197, United States of America
Facsimile No:	+901 214 9875
Attention of:	Senior Vice President Corporate Department

And

Party:	International Paper (Europe) SA
Address:	166 Chaussee de la Hulpe, 1170
Brussels, Belgium
Facsimile No:	+322 774 1259
Attention of:	General Counsel

If to any of Guarantors, any of the Shareholders or JVCo to:

Party:	Mr. Zakhar Smushkin
Address:	17 ul. Marata, Saint Petersburg 191025, Russian Federation
Facsimile No:	+7 812 718 4101
Attention of:	Mr Zakhar Smushkin

And

Party:	Mr. Boris Zingarevich
Address:	17 ul. Marata, Saint Petersburg 191025, Russian Federation
Facsimile No:	+7 812 718 4101
Attention of:	Mr Boris Zingarevich

Section 11.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 11.5 Entire Agreement. This Agreement, the Confidentiality Agreements and the other Transaction Documents (each a “Document”) constitute the entire agreement and supersede all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof and thereof. It is agreed that no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of any other party (or any of its Connected Persons) in relation to the Transaction which is not expressly set out in this Agreement or any other Document; provided, however, that this Section 11.5 shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation or deceit. Each party agrees to the terms of this Section 11.5 on its own behalf and as agent for each of its Connected Persons.

Section 11.6 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 11.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of England and Wales.

Section 11.8 Enforcement.

(a) All and any Disputes shall be referred to and finally resolved by binding arbitration in accordance with the ICC Rules in force at the time of the commencement of the arbitration, which ICC Rules are deemed to be incorporated by reference into this clause save as amended below.

(b) There shall be three arbitrators, and the parties agree that one arbitrator shall be nominated by each party to the Dispute for confirmation by the ICC Court in accordance with the ICC Rules. The third arbitrator, who shall act as the chairman of the tribunal, shall be nominated by agreement of the two party-nominated arbitrators within fourteen days of the confirmation of the appointment of the second arbitrator, or in default of such agreement, appointed by the ICC Court.

(c) The seat or place of arbitration shall be London, England. The language to be used in the arbitral proceedings shall be English. The award shall be final and binding on the parties and may be entered and enforced in any court having jurisdiction.

(d) Where there are more than two parties to the Dispute, whether as claimant or as respondent, the multiple claimants, jointly, and the multiple respondents, jointly, shall nominate an arbitrator for confirmation by the ICC Court in accordance with the ICC Rules. The third arbitrator, who shall act as the chairman of the tribunal, shall be nominated by agreement of the two party-nominated arbitrators within fourteen days of the confirmation of the appointment of the second arbitrator, or in default of such agreement, appointed by the ICC Court. In the absence of such a joint nomination and where all parties are unable to agree to a method for the constitution of the arbitral tribunal, the ICC Court may appoint each member of the arbitral tribunal pursuant to Article 10(2) of the ICC Rules and shall designate one of them to act as chairman.

(e) The parties agree that, in order to facilitate the comprehensive resolution of related Disputes, and upon request of any party to an arbitration pursuant to this section 11.8, an arbitral tribunal may within 90 days of appointment consolidate the arbitration with any other arbitration or proposed arbitration involving any of the parties and relating to this Deed and/or any other agreement between the parties or any of them. The arbitrations may be consolidated, or heard concurrently, in such manner as the arbitral tribunal determines in its discretion, save that the arbitral tribunal shall not consolidate such arbitrations unless it determines that: (a) there are issues of fact or law common to the arbitrations in question so that a consolidated proceeding would be more efficient than separate proceedings; and (b) no party would be prejudiced as a result of such consolidation through undue delay or otherwise. In the event of different rulings on the question of consolidation by differently constituted arbitral tribunals, the ruling of the arbitral tribunal first formed shall be determinative. Unless the parties to the proceedings sought to be consolidated agree otherwise, the arbitral tribunal first formed shall determine the Disputes arising in the consolidated proceedings.

(f) By agreeing to arbitration pursuant to this Section 11.8, the parties do not intend to deprive any court or other governmental body or regulatory agency of its jurisdiction to issue an interim injunction or other interim relief or assistance in aid of the arbitration proceedings or for the enforcement of any arbitral award, provided that the parties agree that they may seek only such relief as is consistent with their agreement to resolve Disputes by way of arbitration.

(g) Without prejudice to such provisional remedies that may be granted by a national court in aid of arbitration, the arbitral tribunal shall have full authority to grant interim or conservatory measures, to order a party to seek modification or vacation of interim or conservatory measures issued by a national court, and to award damages or give other appropriate relief for the failure of any party to respect the arbitral tribunal’s orders to that effect.

Section 11.9 Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 11.10 Election of Remedies. Neither the exercise of nor the failure to exercise a right, including any right of set-off, or the giving or failure to give notice of a Claim under this Agreement will constitute an election of remedies or limit any party in any manner in the enforcement of any other remedies that may be available to it, whether at law or in equity.

Section 11.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written content of the other parties, except that Purchaser may assign, in its sole discretion, any or all of its rights and interests hereunder to any direct or indirect wholly owned Subsidiary of Purchaser Parent (each a “Permitted IP Assignee”) provided that the liability of the Shareholders, the Guarantors and JVCo under this Agreement shall not be increased thereby (other than in respect of any withholding tax levied on payments of interest), and if such assignee shall not be a wholly owned Subsidiary at any time after such assignment, the Purchaser shall procure such rights and interests hereunder shall be assigned back by such assignee to the Purchaser or another a Permitted IP Assignee. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 11.12 Contracts (Rights of Third Parties) Act 1999. Save as expressly provided in Section 11.5 in respect of Connected Persons, this Agreement is not intended to confer any rights or remedies upon any Person other than the parties hereto and thereto and a Person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 or otherwise to enforce any term of this Agreement.

Section 11.13 Language. This Agreement has been executed in English and Russian. The governing language of this Agreement is English and all notices, demands, requests, statements, certificates or other documents or communications shall be in English unless otherwise agreed. In the event of any discrepancies between the English and the Russian versions of this Agreement or any dispute regarding the interpretation of any provision in the English or Russian versions of this Agreement, the English version of this Agreement shall prevail and questions of interpretation shall be addressed solely in the English language.

Section 11.14 Ilim Shareholder Representatives.

(a) The Ilim Shareholder Representatives, one acting alone or two acting jointly and not individually, shall serve as the agents of each of the Shareholders and Guarantors as his or their agent, to act in his or their name, place and stead, as each such Person’s attorney-in-fact, to act for and on behalf of such Person, including, without limitation:

(i) to make all elections or decisions (including those related to Taxes) entered into in connection with this Agreement;

(ii) to amend, waive or otherwise change the terms or conditions of this Agreement in respect of obligations or rights of the Shareholders;

(iii) to defend, commence any action or proceeding with respect to, settle and make payments in connection with any claim for indemnity made under this Agreement;

(iv) authorize delivery (and to object to the delivery) to Purchaser of any funds and property in its possession in satisfaction of claims by Purchaser (and each Shareholder and Guarantor recognizes and acknowledges, for the benefit of Purchaser, that he, she or it shall have no independent right to pursue any such claim);

(v) review and accept all calculations regarding payments and negotiate any modifications thereto (and each Shareholder and Guarantor shall have no independent right to pursue any claim regarding any payments, calculations, modifications, settlements or compromises in respect thereof except in the event of a failure to be paid in accordance with the terms of this Agreement); and

(vi) to make, execute, acknowledge and deliver all such other agreements, receipts, endorsements, notices, requests, instructions, certificates, letters and other writings, and, in general, to do any and all things and to take any and all actions that the Ilim Shareholder Representatives, in their sole discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith or therewith. Any proceeds or other assets received by the Ilim Shareholder Representatives on behalf of the Shareholders and the Guarantors from Purchaser shall be distributed to Shareholders and the Guarantors as promptly as practicable by the Ilim Shareholder Representatives, in accordance with the terms and provisions of this deed. The death, incapacity, dissolution, liquidation, insolvency or bankruptcy of any Shareholder and the Guarantors shall not terminate such appointment or the authority and agency of the Ilim Shareholder Representatives. The power-of-attorney granted in this Section 11.14 is coupled with an interest and is irrevocable. No bond shall be required of the Ilim Shareholder Representatives, and the Ilim Shareholder Representatives shall not receive compensation for their services in their capacity as Ilim Shareholder Representatives. Notices or communications to or from the Ilim Shareholder Representatives shall constitute notice to or from each of the Shareholders and the Guarantors during the term of the agency.

(b) The Ilim Shareholder Representatives shall be entitled to rely upon any document or instrument reasonably believed by them to be genuine, accurate as to content and signed by any Shareholder or Guarantor. The Ilim Shareholder Representatives may assume that any person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

(c) The Ilim Shareholder Representatives shall be entitled to retain and rely upon the advice of counsel or other professionals acceptable to them and to incur such expenses as the Ilim Shareholder Representatives deem to be necessary or appropriate in connection with their performance of their obligations under this Agreement and, except as otherwise expressly provided herein, all fees and expenses (including reasonable attorneys’ fees and expenses) incurred by the Ilim Shareholder Representatives in connection with this Agreement shall be jointly and severally borne by each Shareholder and Guarantor, but in no event by Purchaser. The Ilim Shareholder Representatives shall pursue such fees and expenses against the Shareholders and Guarantors directly. Purchaser shall not have any liability or obligation to any Shareholder or Guarantor for any losses incurred by the Ilim Shareholder Representatives in their capacity as such, for the allocation of such losses or for any other arrangements between the Ilim Shareholder Representatives.

(d) Messrs. Zakhar Smushkin and Boris Zingarevich shall serve as the Ilim Shareholder Representatives until their resignation and replacement by another Guarantor who has first agreed to act as Ilim Shareholder Representative upon the terms of this Agreement. At no time shall more than two persons be appointed or authorized to act as Ilim Shareholder Representatives.

(e) The decision, act, consent, instruction or omission of the Ilim Shareholder Representatives shall constitute a decision, act, consent, instruction or omission of all of the Shareholders and Guarantors and shall be final, binding and conclusive upon each such Person, and, except as otherwise provided in this Section 11.14 and notwithstanding any contrary action or direction from any Shareholder or Guarantor, no such Person shall have the right to object, dissent, protest or otherwise contest the same. Notwithstanding anything in this Agreement to the contrary, Purchaser may reasonably rely upon any such decision, act, consent, instruction or omission of the Ilim Shareholder Representatives as being the decision, act, consent, instruction or omission of every Shareholder, all of which shall be binding on the Shareholders and Guarantors.

ARTICLE XII

WITHHOLDING

Section 12.1 Withholding. Each party shall pay all sums payable by them for damages, breach of warranty or under an indemnity under this Agreement, and all sums payable under any other Transaction Document, free and clear of all deductions or withholdings unless the law requires a deduction or withholding, if so required and except in the case of interest payments each party shall pay such additional amount as will ensure that the net amount the payee receives equals the full amount which it would have received had the deduction or withholding not been required provided however that the foregoing shall not apply to the extent that the deduction or withholding would not have arisen but for:

(a) a change in law after Closing; or

(b) an assignment by Purchaser of any of its rights under this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered as a deed on the date appearing at the head of this Agreement.

SIGNED as a DEED and DELIVERED on behalf of
INTERNATIONAL PAPER INVESTMENTS (LUXEMBOURG) S.AR.L
a société a responsabilité limitée	)
(limited liability company) incorporated under	)	/s/ C. Cato Ealy
the laws of Luxembourg by Mr Cato Ealy,	)
as attorney-in-fact of the Company,	)
in the presence of

/s/ Ani Kusheva
Signature of Witness

Ani Kusheva
Name of Witness

London
Address of Witness

SIGNED as a DEED and DELIVERED on behalf of	)
ILIM HOLDING SA, a société anonyme	)
(stock corporation) organized and existing	)
under the laws of Switzerland by	)	/s/ Patrick T Bittel
Mr Patrick T Bittel, being a person who,	)
in accordance with the laws of the territory,	)
is acting under the authority of the Company,	)
in the presence of	)

/s/ Sangy Sodiva
Signature of Witness

Sangy Sodiva
Name of Witness

Geneva
Address of Witness

SIGNED as a DEED and DELIVERED on behalf of
INTERNATIONAL PAPER COMPANY
acting by a duly authorized representative

/s/ Mary Laschinger	/s/ C. Cato Ealy
Signature of representative	Signature of representative

Mary Laschinger	C. Cato Ealy
Name of representative	Name of representative

SIGNED as a DEED and DELIVERED on behalf of	)
PULP HOLDING LUXEMBOURG S.À.R.L.	)
a société a responsabilité limitée	)
(limited liability company) incorporated under	)	/s/ Aflalo Albert
the laws of Luxembourg by Mr Aflalo Albert,	)
as attorney-in-fact of the Company,	)
in the presence of	)

/s/ Aflalo Albert
Signature of Witness

Aflalo Marie-Laure
Name of Witness

23 Rue Aldringen, L-118 Luxembourg
Address of Witness

SIGNED as a DEED and DELIVERED on behalf of	)
ILIM HOLDING LUXEMBOURG S.À.R.L.	)
a société a responsabilité limitée	)
(limited liability company) incorporated under	)	/s/ Jean Donnet
the laws of Luxembourg by Mr Jean Donnet,	)
as attorney-in-fact of the Company,	)
in the presence of	)

/s/ Sabine Sowgy
Signature of Witness

Sabine Sowgy
Name of Witness

Geneva
Address of Witness

Signed as a DEED and DELIVERED by	) )
MR. ZAKHAR SMUSHKIN	)	/s/ Zakhar Smushkin
in the presence of	)

/s/ E. Glukhov
Signature of Witness

Evgeny Glukhov
Name of Witness

Moscow
Address of Witness

Signed as a DEED and DELIVERED	)
by	)
MR. MIKHAIL ZINGAREVICH	)	/s/ Mikhail Zingarevich
in the presence of	)

/s/ E. Glukhov
Signature of Witness

Evgeny Glukhov
Name of Witness

Moscow
Address of Witness

Signed as a DEED and DELIVERED	)	/s/ Boris Zingarevich
by	)
MR. BORIS ZINGAREVICH	)
in the presence of	)

/s/ E. Glukhov
Signature of Witness

Evgeny Glukhov
Name of Witness

Moscow
Address of Witness

Signed as a DEED and DELIVERED	)
by	)
MR. LEONID ERUHIMOVICH	)	/s/ Leonid Eruhimovich
in the presence of	)

/s/ E. Glukhov
Signature of Witness

Evgeny Glukhov
Name of Witness

Moscow
Address of Witness

SCHEDULE A

DEFINITIONS AND INTERPRETATIONS

For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“30 June 2006 Financial Accounts” shall mean the final signed PwC special purpose combined financial statements of JVCo, IPE and UIWP for the six months ended 30 June 2006 and as at 30 June 2006.

“2006 Combined Financial Statements” shall mean the final combined financial statements of the JVCo Group, IPE and Wood Plant Group (and their respective consolidated Subsidiaries) for the year ended 31 December 2006 audited by PwC.

“2006 Consolidated Financial Statements” shall mean the final consolidated financial statements of the JVCo Group for the year ended 31 December 2006 without auditor report.

“2007 Financial Statements” shall mean the consolidated unaudited financial statements of JVCo Group for the quarter ended 31 March 2007 and the first 6 months of 2007 in the form approved by the senior management of RusCo and JVCo consistent with the 2006 Consolidated Financial Statements.

“AAC” shall mean an amount of annual allowable cut in millions of cubic metres, corresponding to the maximum cumulative volume of timber that may be harvested by the JVCo Group in the total Timberland Area in any one year.

“Acquisition Proposal” shall mean any proposal or offer made by any Person other than Purchaser or any Subsidiary of Purchaser to acquire all or a substantial part of the business or properties of JVCo or any JVCo Subsidiary or any share capital of JVCo or any JVCo Subsidiary, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving JVCo or any JVCo Subsidiary, division or operating or principal business unit of JVCo or any JVCo Subsidiary.

“Actual Capital Expenditure” shall mean the aggregate amount of the Actual Project Capital Expenditure for all of the projects set out in Schedule F hereto or, if less, the amount of USD 110,000,000.

Hereinafter any line numbers are taken from the Template of Balance Sheet included in Schedule H.

“Actual Cash” shall mean, in relation to the JVCo Group, the amount stated in line 01 of the balance sheet included in the Closing Financial Statements, and which shall include, without limitation, the aggregate of its cash or cash equivalents in hand or credited to any account with any banking, financial, acceptance credit, lending or other similar institution or organization, including all unpaid interest accrued thereon.

“Actual Extraordinary Balance Sheet Liabilities” shall mean, in relation to the JVCo Group, the aggregate of all liabilities of an extraordinary nature (including, for example, restructuring accruals, litigation accruals) which are recognized in the Closing Financial Statements less those included in the 30 June 2006 Financial Accounts.

“Actual Extraordinary Taxes Payable” shall mean, in relation to the JVCo Group, the aggregate of all liabilities for Tax:

(a) of an extraordinary nature recognized in the Closing Financial Statement, but which were not recognized in the 30 June 2006 Financial Accounts; and

(b) arising as a result of or as a consequence of any step (or any part of any step) of the Restructuring which occurs prior to the Closing.

“Actual Financial Debt” shall mean, in relation to the JVCo Group, the sum of line items 20 and 25 of the balance sheet in the form of Schedule H included in the Closing Financial Statements, and which shall include, without limitation, all interest bearing borrowings and financial indebtedness (both short term and long term, and including by way of loan stocks, debentures, promissory notes, overdrafts or any other arrangement the purpose of which is to raise money) owed to any Person, including the value of financial leases and together with all accrued but unpaid interest (save to the extent that such interest has been included as a liability within line 34 of the balance sheet included in the Closing Financial Statements).

“Actual Minority Interest” shall mean the percentage determined from the balance sheet in the form of Schedule H included in the Closing Financial Statements as the difference between line item 33 minus Actual Minority Interest in KPK divided by line 34 of the balance sheet included in the Closing Financial Statements.

“Actual Minority Interest in KPK” shall mean 45.3% of net assets of KPK, as determined on the basis of unaudited financial statements of KPK prepared in accordance with IFRS as at the Financial Closing Date and included in the Closing Financial Statements.

“Actual Minority Portion of KPK Net Debt” shall mean 45.3% of the actual net debt of KPK, as determined in accordance with the definition of “Actual Net Debt” set out below, save that:

(a) paragraph (e) of that definition shall be disregarded; and

(b) all references to the defined term “JVCo Group” contained in the definition of “Actual Net Debt”, and in all defined terms either directly or indirectly used in defining “Actual Net Debt”, shall be read as references to the defined term “KPK”.

“Actual Net Debt” shall mean, in relation to the JVCo Group taken on a consolidated basis, the following amounts as at the Financial Closing Date (as determined in accordance with Schedule E hereto):

(a) Actual Financial Debt;

(b) plus, Actual Pension Liability;

(c) minus, Actual Cash;

(d) minus, Actual Short Term Assets; and

(e) plus, Actual Minority Portion of KPK Net Debt.

“Actual Pension Liability” shall mean, in relation to the JVCo Group, the line item 27 of the balance sheet included in the Closing Financial Statements less (to the extent that the Purchaser shall have been provided with evidence from third parties prior to the Financial Closing Date reasonably satisfactory to it confirming that the pension liabilities of the JVCo Group set out in line item 27 of the balance sheet included in the Closing Financial Statements has been reduced by an amount equal to the amount set out in line item 051 of the balance sheet included in the Closing Financial Statements) line item 051 of the balance sheet included in the Closing Financial Statements.

“Actual Project Capital Expenditure” shall mean, in respect of each project or business set out in Part 1 of Schedule F hereof, the aggregate amount of payments (including advances but excluding any amount in respect of value added tax) made by the JVCo Group over the period 1 July 2006 to the Financial Closing Date in connection with capital investment (other than maintenance-related capital investment) relating to that project or business capitalised in accordance with the categories identified in Part 2 of Schedule F hereof and which are consistent with the amounts set out against such project or business in Part 3 of Schedule F hereof, multiplied by the percentage set out alongside that project or business in Part 1 of Schedule F hereof.

“Actual Short Term Assets” shall mean the sum of the following:

—cash credited to the JVCo Group bank accounts within 31 days following the Financial Closing Date for promissory notes which are included in line item 021 in the balance sheet comprised in the Closing Financial Statements and which are disposed of prior to and including the Financial Closing Date;

—cash credited to JVCo Group bank accounts within 31 days following the Financial Closing Date for products and services sold by JVCo Group prior to and including the Financial Closing Date and which are classified as a debtor on the balance sheet comprised in the Closing Financial Statements;

—cash credited to JVCo Group bank accounts within 31 days following the Financial Closing Date for finished goods (which have been classified as such on the balance sheet comprised in the Closing Financial Statements) sold by the JVCo Group prior to and including the Financial Closing Date and paid for within 31 days following the Financial Closing Date;

—cash credited to JVCo Group bank accounts within 31 days following the Financial Closing Date for VAT receivable from tax authorities or offset by tax authorities against Tax liabilities (relating to the period prior to and including the Financial Closing Date) within 31 days following the Financial Closing Date .

“Actual Working Capital” shall mean, in relation to the JVCo Group, the aggregate of the amounts of short term assets as at the Financial Closing Date as accounted for in lines 02, 03, 04, 05, 06 of the balance sheet included in the Closing Financial Statements plus the Adjustment for Finished Goods minus: (i) line items 021 and 051 of the balance sheet included in the Closing Financial Statements; and (ii) short term liabilities as accounted for in lines 21, 22, 23, 24 and which shall comprise the following:

(a) trade and other receivables (including notes received from factoring);

(b) plus, prepayments for assets, works and services of a non-capital nature;

(c) plus, short term investments not classified as cash equivalents, but, for the avoidance of doubt, excluding the gross assets of the Fund;

(d) plus, taxes prepaid including V.A.T. to be received from the Russian Federation (excluding those included in the definition of Actual Cash) net of any provision for doubtful recovery;

(e) plus, inventories (including raw materials, operating supplies and maintenance stores, work in progress and finished goods) net of any provision for obsolescence;

(f) minus, trade and other creditors not bearing interest;

(g) minus, taxes payable other than deferred taxes;

(h) minus, other current liabilities,

but always minus the Actual Short Term Assets.

“Adjustment for Finished Goods” shall mean unrealized profit of the New Trading Company as at Financial Closing Date, calculated as the product of finished goods inventories accounted for in the unaudited balance sheet of NT as at the Financial Closing Date which together with financial statements of other JVCo Subsidiaries formed the basis for the preparation of the Closing Financial Statements, and the margin calculated on the basis of unaudited accounts of Interpulp Trading Limited (“IPT”) as at 30 June 2007, and for 6 months ending on the said date, as the difference between (i) the fraction of IPT revenue from the sale of pulp and paper products for the period ending on the Financial Closing Date by the cost of purchase of pulp and paper products by IPT for the same period and (ii) one.

“Adjustment for Finished Goods = I NT * M, where

I NT is NT’s inventories as at the Financial Closing Date; and

M is the margin calculated on the basis of IPT’s financial statements for the first 6 months of 2007,

M= (R/C)-1, where

R is the IPT’s revenues from the sale of pulp and paper products for the first 6 months of 2007;

And

C is the cost of purchase of pulp and paper products by IPT for the first 6 months of 2007

PROVIDED THAT the Adjustment for Finished Goods, when aggregated with the amount included within line item 06 of the balance sheet included in the Closing Financial Statements in respect of finished goods, shall not exceed the aggregate amount of cash proceeds already realised by the JVCo Group in respect of such finished goods within 3 months of the Financial Closing Date.

“Affiliate” means (i) in respect of any Person (including, where the context permits, an individual) a person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person specified and (ii) in respect of any individual, his or her parents and all descendants of those parents and (in each case) their spouses or a trust of which any of them is a beneficiary.

“Agreed Documents” shall have the meaning given to that term in Section 7.3(i) of this Agreement.

“Agreed Form” in relation to any document means that document in a form agreed by each of the Shareholders and Purchaser and initialled for the purposes of identification by each them or on each of their behalf (including, in the case of each of the Shareholders by Freshfields Bruckhaus Deringer as legal advisers to the Shareholders and in the case of the Purchaser, by Skadden, Arps, Slate Meagher & Flom (UK) LLP as legal advisers to the Purchaser), with such changes as the parties may agree in writing prior to the Closing.

“Agreement” or “this Agreement” shall mean this Share Purchase Agreement, together with the Schedules and Exhibits hereto, the Disclosure Schedule, the Beneficial Ownership Disclosure, the Post-Closing Side Letter, the Audit Side Letter and the LLC Side Letter.

“Ancillary Agreements” shall mean each of the agreements listed in Part B of Schedule C hereof.

“Audit Side Letter” shall have the meaning given to that term in Section 7.9(a) hereof.

“Balance Sheet” shall mean the balance sheet of the JVCo Group contained in the 2006 Consolidated Financial Statements.

“Balance Sheet Date” shall mean the date of the Balance Sheet.

“Base Value” shall mean USD 1.550 billion.

“Beneficial Ownership Disclosure” shall have the meaning given to that term in Section 3.1 hereof.

“BKH” shall mean OJSC Bratskkompleksholding.

“Business Day” shall mean any day (other than a Saturday, Sunday and/or public or national holiday) on which banks are generally open for business in New York and Moscow.

“Business Operations and Management Policies” shall mean each of the following policies, practices, principles and procedures of the JVCo Group which shall be agreed prior to the Closing and annexed to the Shareholders Agreement:

(a) general business principles, policies, practices and procedures;

(b) compliance principles, policies, practices and procedures;

(c) financial and accounting principles, policies, practices and procedures;

(d) environmental, health and safety principles, policies, practices and procedures; and

(e) CEO principles, policies, practices and procedures.

“Claim” shall mean any claim or demand made by any of the parties hereto arising out of or in connection with any of the Purchase Documents.

“Closing Date” or “Closing” shall have the meaning given to that terms in Section 2.1

“Closing Estimated Unaudited Financial Statements” shall mean special purpose forecast consolidated financial statements of JVCo as at 30 September 2007 prepared in accordance with IFRS and on the basis of the other principles set out in Part 5 of Schedule E consisting of the balance sheet, income statement and notes required to calculate the Initial Purchase Price.

“Closing Financial Statements” shall mean special purpose consolidated financial statements as at and for the period ending on the Financial Closing Date for JVCo audited by PwC and prepared in accordance with IFRS and on the basis of the other principles set out in Part 5 of Schedule E.

“Computer Software” shall mean computer software programs, databases and all documentation related thereto.

“Confidentiality Agreements” shall mean each of the IP Confidentiality Agreement and the Ilim Confidentiality Agreement.

“Connected Persons” shall mean (in relation to a party) the officers, employees agents and advisers of that party or any of its Affiliates.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by agreement, as trustee or executor, or otherwise and “Controlled” and “Controls” shall be construed accordingly.

“Controlled JVCo Subsidiary” shall mean each Person listed in Schedule D hereto (i) that is Controlled by JVCo, the Shareholders, the Guarantors or any of their Affiliates and/or (ii) in which JVCo, the Shareholders, the Guarantors or any of their Affiliates, own more than 50% of the share capital.

“Copyrights” shall mean Russian and foreign registered and unregistered copyrights (including those in computer software and databases), rights of publicity and all registrations and applications to register the same.

“Deed of Indemnity” means the deed so entitled in the Agreed Form, as attached as Exhibit E.

“Defect” shall mean a defect or impurity of any kind, whether in design, manufacture, processing, or otherwise, including any dangerous propensity associated with any reasonably foreseeable use of a Product, or the failure to warn of the existence of any defect, impurity, or dangerous propensity.

“Disclosure Schedule” shall mean the disclosure schedule of even date herewith prepared and signed by the Shareholders and delivered to Purchaser simultaneously with the execution hereof as supplemented in accordance with Section 7.4 hereto prior to Closing.

“Dispute” shall mean any dispute, controversy or claim (of any and every kind or type, whether based on contract, tort, statute, regulation or otherwise) arising out of, relating to, or connected with the Purchase Documents, including any dispute as to the construction, formation, validity, interpretation, enforceability, termination or breach of any Purchase Document.

“Effective Closing Date” means 1 October 2007.

“Encumbrances” shall mean any interest or equity of any Person with respect to any securities or other assets (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention, proxies voting trusts, any community property interest, any other security agreement or arrangement, or any agreement, obligation, understanding or arrangement to create any of the above or other restriction on title or transfer of any nature whatsoever.

“Enforcement Costs” means Purchaser Enforcement Costs and/or JVCo Group Enforcement Costs.

“Environmental Claim” shall mean any claim, action, cause of action, investigation or notice (written or oral) by any Person alleging actual or potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney’s fees, levies or penalties relating to (i) the presence, or release into the environment, of any Materials of Environmental Concern at any location owned or operated by any Warranted Subsidiary, now or in the past, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” shall mean each national, regional, local and foreign law and regulation relating to pollution, protection or preservation of human health or the environment including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources, and including each law and regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacturing, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon and each law and regulation with regard to record keeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern;

“Escrow Agreement” shall mean the agreement to be entered into between the Shareholders, Purchaser and an escrow agent appointed by the Shareholders and Purchaser, relating to the escrow of the Shares.

“Estimate” shall have the meaning given to that term in Section 1.5.

“Estimated Actual Working Capital” shall mean the estimate of Actual Working Capital, as agreed or determined in accordance with the principles set out in Schedule E hereto.

“Estimated Capital Expenditure” shall mean the estimate of Actual Capital Expenditure, as agreed or determined in accordance with the principles set out in Schedule E, but in any event not exceeding USD 110,000,000.

“Estimated Extraordinary Balance Sheet Liabilities” shall mean the estimate of Actual Extraordinary Balance Sheet Liabilities, as agreed or determined in accordance with the principles set out in Schedule E hereto.

“Estimated Extraordinary Taxes Payable” shall mean the estimate of Actual Extraordinary Taxes Payable, as agreed or determined in accordance with the principles set out in Schedule E hereto.

“Estimated Minority Interest” shall mean the estimate of Actual Minority Interest, as agreed or determined in accordance with the principles set out in Schedule E hereto.

“Estimated Net Debt” shall mean the estimate of Actual Net Debt, as agreed or determined in accordance with the principles set out in Schedule E hereto

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Companies” shall mean each of (i) a Guarantor or any Affiliate of a Guarantor, (ii) the Persons listed in Part 2 of Schedule D, (iii) any other Person (other than a member of the International Paper Group or a member of JVCo Group) which is or was an Affiliate of JVCo or any JVCo Subsidiary, (iv) any member of Wood Plant Group, any Existing Trading Company, any Person (other than a member of JVCo Group) named in clauses 3(g), 3(h) and 5 of Part A of Schedule C.

“Existing Trading Company” means each of CJSC Ilim Pulp Enterprise and Interpulp Trading Limited.

“Exit Agreements Among Shareholders” means the two forms of Agreement among Shareholders attached as exhibits to the Shareholders Agreement to be entered into in the event either:

(a) Purchaser or its permitted transferee is a continuing shareholder within the meaning of the Shareholders Agreement and enter into a new form of Agreement Among Shareholders with a transferee acquiring the shares of JVCo held by Luxco 1 and Luxco 2 ; or

(b) Luxco 1 and Luxco 2 are continuing shareholders within the meaning of the Shareholders Agreement and enter into a new form of Agreement Among Shareholders with a transferee acquiring the shares of JVCo held by Purchaser

“FAS” shall mean the Federal Anti-Monopoly Service of the Russian Federation.

“Final Purchase Price” shall have the meaning given to that term in Section 1.2.

“Financial Closing Date” means 30 September 2007, or such other date as Purchaser and Shareholders shall otherwise mutually agree in writing;

“Financial Statements” shall mean each of:

(a) the 2006 Combined Financial Statements;

(b) the 2006 Consolidated Financial Statements; and

(c) the 2007 Financial Statements.

“FSFM” shall mean Federal Service on Financial Markets of the Russian Federation.

“Fund” shall mean the non-statutory pension fund “St Petersburg”.

“GAAP” shall mean generally accepted accounting principles.

“Governmental Entity” shall mean a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency having jurisdiction or authority over the Transaction.

“Guarantee” shall mean the deed of guarantee in the form attached hereto as Exhibit B.

“Guarantor(s)” shall mean each of Mr. Zakhar Smushkin, Mr. Mikhail Zingarevich, Mr. Boris Zingarevich and Mr. Leonid Eruhimovich.

“Guarantor Warranty” shall mean each of the representations and warranties set out in Article III of this Agreement.

“ICC” shall mean the International Chamber of Commerce.

“ICC Court” shall mean the International Court of Arbitration of the ICC.

“ICC Rules” shall mean the Rules of Arbitration of the International Chamber of Commerce.

“IFRS” shall mean International Financial Reporting Standards.

“Ilim Confidentiality Agreement” shall mean the letter agreement dated 15 November 2006 between CJSC Ilim Pulp Enterprise, International Paper Company and the Guarantors, as amended from time to time.

“Ilim Principal Liability Cap” shall have the meaning given to that term in the Shareholders Agreement.

“Ilim Shareholder Representative” has the meaning given to that term in the Shareholders Agreement.

“Indebtedness” shall mean (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current (within one year, inclusively)) trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under financing leases, (iv) all obligations in respect of acceptances issued or created, (v) all liabilities secured by any Encumbrances on any property and (vi) all third party guarantee obligations. No double counting whatsoever is permitted in the calculation of the Indebtedness.

“Indemnified Damages” means any liabilities, claims, losses, damages, fines, penalties, reasonable expenses and/or charges but not including Enforcement Costs.

“Initial Business Plan” shall mean the initial five-year business plan of the JVCo Group, which is to be annexed to the Shareholders Agreement.

“Initial Cash Component” shall have the meaning given to that term in Section 1.4(a)(i).

“Initial Purchase Price” shall have the meaning given to that term in Section 1.3.

“Insurance Policies” shall mean the framework insurance contracts maintained by any Warranted Subsidiary that are material to the business of JVCo Group as a whole.

“Intellectual Property” shall mean all of the following: Trademarks, Patents, Copyrights, Trade Secrets, Licenses and Internet domain names.

“International Paper” shall mean International Paper Company, a corporation organized under the laws of the State of New York, United States of America having its headquarters at International Place, 6400 Poplar Ave., Memphis, Tenn., 39197, United States of America.

“International Paper Group” shall have the meaning given to that term in the Shareholders Agreement.

“IP Confidentiality Agreement” shall mean the letter agreement dated 13 October 2005 between CJSC Ilim Pulp Enterprise, International Paper and the Guarantors, as amended from time to time.

“IPE” shall mean ZAO Ilim Pulp Enterprises.

“IRS” shall mean the Initial Revenue Service of the United States of America.

“Issue Price” shall have the meaning given to that term in Section 1.6(a) of this Agreement.

“JVCo” shall mean Ilim Holding SA, a société anonyme organized under the laws of Switzerland.

“JVCo Board of Directors” shall mean the JVCo board of directors.

“JVCo Board Regulations” shall mean the set of organizational regulations to be adopted by the board of directors of JVCo with effect from the Closing.

“JVCo Group Enforcement Costs” means all reasonable attorneys’ fees and other costs reasonably incurred by any member of the JVCo Group in connection with a claim or demand made by any person (whether or not against a member of the JVCo Group) in connection with a Specified Matter Claim, including, without limitation, costs of experts, court costs and fees, costs of preparation of witness evidence and testimony, and fees and expenses of arbitrators and arbitration bodies.

“JVCo Group” shall mean JVCo and each JVCo Subsidiary.

“JVCo Intellectual Property” shall mean all Intellectual Property that is currently used in the business of any Warranted Subsidiary or that is necessary to conduct the business of Warranted Subsidiaries as presently conducted.

“JVCo Notes” shall mean all of the debt owed by JVCo to any or all of the Shareholders (other than obligations of JVCo to reimburse a Shareholder for expenses not in excess of USD 2,000 per Shareholder incurred on JVCo’s behalf by such Shareholder).

“JVCo Option” shall mean an option to purchase Shares which has been granted by JVCo.

“JVCo Security Agreement” shall mean the agreement to be entered into between the Shareholders and Purchaser and relating to the pledge by each party thereto (the pledgor) of its Shares in favor of the other party thereto (the pledgee) in order to: (a) secure the pledgor’s obligations to transfer its Shares to the other party under the Shareholders Agreement and (b) to protect the other party to the greatest extent possible in case of the insolvency of the pledgee.

“JVCo Subsidiary” shall mean each person listed in Schedule D hereto.

“Knowledge of the Shareholders” in determining whether the Shareholders have knowledge referred to in a Shareholder Warranty, they shall each be treated as knowing:

(a) anything which is actually known to any of its directors;

(b) anything which is actually known to any of the following persons: any of the Guarantors, Alexsey Lomko, Sergey Kostylev, Nikita Leonov, Alexander Emdin, Viktor Solomatin, Vladimir Sokolovskiy, Yuriy Zayac, Vladimir Batischev and Sergey Kuznetsov at the date of this Agreement or the Closing Date (as the case may be); and

(c) anything which would have been known by any of the persons listed or referred to in paragraphs (a) and (b) above had such person made due and careful enquiry into the subject matter of the Warranty, provided that with respect to Non-Controlled JVCo Subsidiaries, the duty of enquiry shall only require or be deemed to include receipt of information from such subsidiaries that JVCo (or the relevant JVCo Subsidiary’s holding and investment in such Non-Controlled JVCo Subsidiary) has a right to receive on request as a shareholder.

“Kotlas” shall mean OJSC Kotlas Pulp and Paper Mill.

“KPK” shall mean OJSC “Saint-Petersburg Carton-Polygraphic Factory”.

“Lease” shall mean each lease pursuant to which any Warranted Subsidiary leases any real or personal property used in the business of the JVCo Group which lease has a value in excess of USD 1,000,000.

“LIBOR” means in relation to any amount the applicable screen rate as at 11.30 a.m. (UK time) on the relevant calculation date for the offering of deposits of that amount in USD for a three-month period and the “screen rate” means The British Bankers’ Association Interest Settlement Rate for USD for the period displayed on the appropriate page of The British Bankers’ Association’s website.

“Licenses” shall mean all licenses and agreements pursuant to which JVCo or any JVCo Subsidiary has acquired rights in or to any Intellectual Property or licenses and agreements pursuant to which JVCo or any JVCo Subsidiary has licensed or transferred the right to use any Intellectual Property.

“Licenses and Permits” shall mean each of the licenses and permits required by RusCo to carry on its business as at the date of this Agreement in compliance with law or regulation, including those licenses and permits set out in Part C of Schedule C.

“Liquidation Companies” shall mean each of the Persons listed in Part 3 of Schedule D.

“LLC-Act” means the Swiss Federal Act on the Amendment of the Code of Obligations (LLC and amendments of the law of corporations, cooperatives, commercial register and company names) of December 16, 2005 (as amended from time to time).

“LLC Documents” shall have the meaning given to that term in Section 7.3(i) of this Agreement.

“LLC Side Letter” shall have the meaning given to that term in Section 7.9(a) hereof.

“Material Agreements” shall mean: (i) each Timberland Lease Agreement, (ii) each agreement relating to Indebtedness to which any Warranted Subsidiary is a party or by which it is bound, (iii) each Lease; (iv) each Insurance Policy; (v) each agreement relating to Intellectual Property and any other contract entered into by any Warranted Subsidiary or by which any Warranted Subsidiary’s properties, assets or conduct may be bound and which amendment or termination is reasonably likely to adversely affect any Warranted Subsidiary, but in each of (ii) - (v) above, only if such agreements or documents have a value in excess of USD1,000,000.

“Material JVCo Subsidiary” shall mean each of the entities listed in Schedule I hereof.

“Material Subsidiary Escrow Agreement” shall mean an agreement between the shareholder (JVCo, RusCo or another JVCo Subsidiary, as applicable) of each Material JVCo Subsidiary, an escrow agent appointed by the Shareholders and Purchaser and Purchaser providing that any transfer of, or transactions with, the shares of such Material JVCo Subsidiary prior to Closing could be recorded in the shareholders’ register only if the representative of Purchaser named in such agreement counter-signed the respective transaction order to the registrar.

“Materials of Environmental Concern” shall mean chemicals; pollutants; contaminants; wastes; toxic or hazardous substances, materials and wastes; petroleum and petroleum products; asbestos and asbestos-containing materials; polychlorinated biphenyls; lead and lead-based paints and materials; and radon.

“Material Separation Agreements” shall mean those Separation Agreements which the Purchaser and Shareholders shall agree in writing within 5 Business Days of the date of this Agreement to constitute the “Material Separation Agreements” for the purposes of this Agreement or, if the Purchaser and Shareholders are unable to reach agreement on the identity of such Separation Agreements within such 5 Business Day Period shall mean (i) all those Separation Agreements providing for the purchase or supply of saw logs, veneer logs, ply log, fibreboard raw material and/or woodchips; (ii) all those Separation Agreements which the Purchaser acting in good faith considers to be material to the business of the JVCo Group and notifies to the Shareholders in writing within 2 Business Days of the expiry of the aforementioned 5 Business Day Period; and (iii) all those Separation Agreements which the Shareholders acting in good faith consider to be material to the business of the Wood Plant Group and notify to the Purchaser in writing within 2 Business Days of the expiry of the aforementioned 5 Business Day Period.

“Minority Interest JVCo Subsidiary” shall mean each Person listed in Schedule D hereto in which JVCo, together with the Shareholders, the Guarantors and any of their Affiliates, own either directly or indirectly less than 10% of the share capital.

“New Separation Agreements” shall have the meaning given to that term in Section 7.9(g).

“New Trading Company” or “NT” shall mean Ilim Trading SA, a société anonyme (stock corporation) organized and existing under the laws of Switzerland with registered office at Place du Molard 7-9, Geneva, Switzerland, a wholly owned subsidiary of JVCo.

“Non-Controlled JVCo Subsidiary” shall mean each Person listed in Schedule D hereto (i) that is not Controlled by JVCo, the Shareholders, the Guarantors and any of their Affiliates and (ii) in which JVCo, the Shareholders, the Guarantors and any of their Affiliates, own less than or equal to 50% of the share capital.

“Note” shall mean the form of promissory note, to be issued by the Purchaser to each of the Shareholders at Closing, in the form set out in Exhibit A of this Agreement.

“Operating Business Warranties” shall mean each of the warranties set out in Article IV, other than a Tax Warranty or a Title Warranty.

“Operating Business Warranty Claims” shall have the meaning given to that term in Section 10.4.

“Overall Threshold” shall have the meaning given to that term in Section 10.6.

“Patents” shall mean issued patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extension thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights.

“PCM” shall mean OJSC Pulp-Carton Mill.

“Permitted Actual Net Debt” shall mean, in relation to the Actual Net Debt, an amount equal to USD500,000,000.

“Permitted IP Assignee” shall have the meaning given to that term in Section 11.11.

“Person” shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Plan” shall mean each deferred compensation and each incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program; each profit-sharing, stock bonus or other “pension” plan, fund or program; each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by JVCo, or to which JVCo is party, whether written or oral, for the benefit of any director, employee or former employee of any Warranted Subsidiary.

“Post-Closing Side Letter” shall have the meaning given to that term in Section 7.9(a) hereof.

“Preferred Equity Certificates” shall mean the non-voting preferred equity certificates with an aggregate value of EUR100,000 in the form attached as Exhibit I hereto.

“Primary Separation Agreements” shall mean each of: (i) Wood Supply Agreement, (ii) Solid Wood Chip Supply Agreement, (iii) Solid Wood Plant Services Agreement, (iv) Technical Services Agreement and (v) License/Royalty Agreement and (vi) Joint Marketing Agreement.

“Product” shall mean any product designed, manufactured, shipped, sold, marketed, distributed and/or otherwise introduced into the stream of commerce by or on behalf of JVCo or any JVCo Subsidiary, including any product sold by JVCo or any JVCo Subsidiary as the distributor, agent, or pursuant to any other contractual relationship with a manufacturer.

“Purchase Documents” shall mean each of this Agreement (including the Post-Closing Side Letter, the Audit Side Letter, the LLC Side Letter and any other side letter hereto), the Tax Covenant, the Guarantee, the Undertaking, the Escrow Agreement, the Material Subsidiary Escrow Agreements, the JVCo Security Agreement and the Deed of Indemnity.

“Purchase Price Interest Amount” means an amount representing interest on the Final Purchase Price to be calculated at the rate of LIBOR plus one per cent compounded annually and based upon a 365-day year in respect of the period from and including 1 October 2007 to, but excluding, the Closing Date (provided that, for the avoidance of doubt, if the Closing Date is 1 October 2007, the Purchase Price Interest Amount shall be zero);

“Purchaser” shall mean International Paper Investments (Luxembourg) S.ar.l, a company organized under the laws of Luxembourg, and an indirect, wholly-owned subsidiary of Purchaser Parent.

“Purchaser Enforcement Costs” means all reasonable attorneys’ fees and other costs reasonably incurred by Purchaser or a member of the Purchaser Parent Group in connection with a Specified Matter Claim, including, without limitation, costs of experts, court costs and fees, costs of preparation of witness evidence and testimony, and fees and expenses of arbitrators and arbitration bodies.

“Purchaser Parent” shall mean International Paper Company.

“Purchaser Parent Group” shall mean Purchaser Parent and each of its Subsidiaries (other than JVCo and each of its Subsidiaries).

“Purchaser Warranties” shall mean the representations and warranties set out in article V of this Agreement.

“PwC” shall mean PricewaterhouseCoopers.

“Quarterly Financial Statements” shall mean each of:

(a) unaudited management consolidated financial statements of JVCo Group as at 30 September 2006 (such statements to be provided to Purchaser prior to 17 August 2007) and 31 December 2006 (such statements have been provided to Purchaser prior to the date hereof);

(b) the 2007 Financial Statements; and

(c) the Closing Financial Statements.

“Real Property” shall mean all real property that is owned or used by a Warranted Subsidiary in the business of JVCo Group or that is reflected as an asset of any Warranted Subsidiary on the most recent Balance Sheet and is still owned by a Warranted Subsidiary on the date hereof, and which has, in either case, of a value in excess of USD 1,000,000.

“Relevant Proportion” shall mean:

(a) in relation to JVCo or any Controlled JVCo Subsidiary, 50 per cent; and

(b) in relation to any Non-Controlled JVCo Subsidiary, 0.5 multiplied by the percentage of the total economic rights conferred by all the shares for the time being in issue in the capital of such Non-Controlled JVCo Subsidiary directly and indirectly held by JVCo.

“Regulatory Approval” means the approval of a Regulatory Authority.

“Regulatory Authority” means any domestic or foreign court or tribunal of competent jurisdiction or any competent governmental, regulatory or administrative authority, agency, commission or instrumentality (whether local, municipal, provincial, federal, national, supra-national or otherwise) and includes any recognized stock exchange.

“Restructuring” shall mean the restructuring plan provide for in Schedule C thereto.

“Retention Amount” shall mean USD75,000,000.

“RusCo” shall mean OJSC Ilim Group; for the avoidance of doubt, any reference to RusCo or to the business and operations of RusCo shall be deemed to include a reference to each of Kotlas, BKH, PCM and UILPK (as to which RusCo is the sole legal and beneficial successor) or to the business and operations of each of Kotlas, BKH, PCM and UILPK.

“RusCo Board Regulations” shall mean the set of organizational regulations to be adopted by the board of directors of RusCo with effect from the Closing.

“RusCo CEO” shall have the meaning given to that term in the Shareholders Agreement.

“RusCo CEO Service Contract” shall mean the service contract for the RusCo CEO.

“Russian Tax Authority” shall mean the Federal Tax Service of the Russian Federation.

“Sale Shares” shall mean the Shares to be purchased by Purchaser under the terms of this Agreement, as identified in Schedule B.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Senior Executives” shall have the meaning given to that term in the Shareholders Agreement.

“Senior Managers” shall mean each person who directly reports to the RusCo CEO or a Senior Executive.

“Separation Agreements” shall mean the agreements listed in the document in the Agreed Form entitled “Separation Agreements”.

“Shareholder” shall mean each of the Persons named on Schedule B hereto as holders of Shares.

“Shareholders Agreement” shall mean the Shareholders Agreement between the Shareholders, Guarantors, Purchaser Parent, JVCo and Purchaser, to be executed in the form attached hereto as Exhibit C.

“Shareholders Financial Statements” shall mean stand-alone balance sheets of each Shareholder for the year ended 31 December 2006.

“Shareholder Warranties” shall mean the representations and warranties set out in Article IV of this Agreement.

“Shares” shall mean 133,582,480 shares of common stock, nominal value CHF1, issued by JVCo.

“Shareholder Balancing Payment” has the meaning given to that term in Section 1.4(d).

“Single Share Restructuring” shall mean the reorganization of Kotlas, BKH, PCM and UILPK in the form of a merger into RusCo.

“Specified Matters” shall mean the matters listed in Schedule J hereto.

“Specified Matter Claim” shall have the meaning given to that term in Section 10.2(b).

“Subsidiary” shall mean, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

“Swiss Federal Tax Administration” shall mean the Swiss Federal tax authority or any other substitute body from time to time.

“Swiss Information” shall have the meaning given to that term in the IP Confidentiality Agreement.

“Swiss Merger Act” shall mean the Swiss Federal act on Merger, Demerger, Transformation and Transfer of Assets of 3 October 2003, as amended.

“Swiss VAT” shall mean VAT according to the Swiss VAT Act.

“Swiss VAT Act” shall mean the Swiss Federal Act on Value Added Tax of 2 September 1999.

“Target Working Capital” means USD144,000,000.

“Tax” or “Taxation” shall have the meaning given to them in the Tax Covenant.

“Tax Claim” shall mean a Claim made:

(a) under the Tax Covenant; or

(b) under the Guarantee, to the extent it relates to the Tax Covenant or the Tax Warranties.

“Tax Covenant” means the tax deed of covenant in the Agreed Form, as attached as Exhibit D of this Agreement.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.

“Tax Threshold” shall have the meaning given to that term in Section 10.6.

“Tax Warranty” shall mean each of the warranties set out in Section 4.34 of this Agreement.

“Tax Warranty Claim” shall have the meaning given to that term in Section 10.4.

“Third Party Consents” shall mean the unconditional consents (or waivers) to the Closing and the consummation of the Transaction under the agreements or documents by which JVCo or any JVCo Subsidiary is bound, being the agreements and documents listed in Section 4.12 of the Disclosure Schedule.

“Timberland Area” shall mean an amount in millions of hectares covering all the areas of commercially exploitable forests located in the territory of the Russian Federation where all of the Warranted Subsidiaries have full right, power and authority to carry out logging activities.

“Timberland Lease Agreement” shall mean each of the agreements set out in Schedule G hereto, being: (i) each timberland lease agreement and (ii) any other agreement granting logging rights, in each of (i) and (ii), to which any Warranted Subsidiary is a party.

“Title Warranty” shall mean each of the representations and warranties set out in Section 3.1 to 3.5 (inclusive), Section 4.1 to Section 4.6 (inclusive) of this Agreement.

“Title Warranty Claim” shall have the meaning given to that term in Section 10.4 of this Agreement.

“Trademarks” shall mean nationally registered and unregistered trademarks, trade dress, service marks, logos, trade names and corporate names.

“Trade Secrets” shall mean all categories of trade secrets including business information.

“Transaction Documents” shall mean each of this Agreement (including the Post-Closing Side Letter, the Audit Side Letter and the LLC Side Letter and any other side letter hereto), the Guarantee, the Undertaking, the Tax Covenant, the Deed of Indemnity, the Escrow Agreement, the Material Subsidiary Escrow Agreements, the JVCo Security Agreement and the Shareholders Agreement.

“Transaction” shall mean the purchase and sale of the Sale Shares as set forth in this Agreement.

“Transfer Taxes” shall mean all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar Taxes and fees.

“Transfer Tax Payor” shall mean the party which has primary legal responsibility for the payment of any particular Transfer Tax.

“UILPK” shall mean OJSC Industrial Complex Ust Ilimskiy Wood Industrial Complex.

“UIMP” shall mean Ust-Ilim Woodprocessing Plant.

“Undertaking” shall mean the deed of undertaking in the form attached hereto as Exhibit G.

“USD” shall mean United States Dollars.

“VAT” shall mean value added tax charged under the Tax Code of the Russian Federation or the Customs Code of the Russian Federation, Swiss VAT Act, or any Tax (wheresoever charged) similar to or replacing same.

“Voting Debt” shall mean indebtedness having general voting rights and debt convertible into securities having such rights.

“Voting Representative” shall mean the voting representative of the Shareholders and Purchaser.

“Voting Representative Appointment Contract” shall mean the letter of appointment or other agreement setting out the terms of the Voting Representative’s appointment to that role.

“Warranties” shall mean each of the representations and warranties set out in Articles III and IV of this Agreement.

“Warranted Subsidiary” shall mean JVCo and any JVCo Subsidiary other than a Minority Interest JVCo Subsidiary.

“Warranty Claim” means a claim the basis of which is that a Warranty is untrue, inaccurate or misleading.

“Wood Plant Group” shall mean OOO DOTs, OOO Ilim SeverDrev, OOO Ilim Bratsk DOK, OOO Ilim Bratsk LDZ and OAO Ist-Ilimsky Lesopilno- Derevoobrabatyvayushchiy Zavod.

Interpretation.

(a) When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(c) The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibit and schedules of this Agreement unless otherwise specified.

(d) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(f) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(g) As used in this Agreement, any reference to any event, change or effect being material or having a material adverse effect on or with respect to any entity (or group of entities taken as a whole) means such event, change or effect is materially adverse to (i) the prospects, financial condition, businesses or results of operations of such entity and the members of its corporate group taken as a whole (or, if used with respect thereto, of such group of entities taken as a whole) or (ii) the ability of such entity (or group) to consummate the Transaction.

(h) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any provisions of this Agreement.

(i) As used in this Agreement, a document shall have been delivered or made available to Purchaser if attached to the Disclosure Schedule or delivered or made available to any of Purchaser or Purchaser Parent’s respective directors or officers.

SCHEDULE B

SHAREHOLDER AND GUARANTOR DATA

PART 1: SHAREHOLDER DATA

Name and Address of Shareholder	Type of Entity	Number of Sale Shares	Total Number of Shares Held	Principal Amount of JVCo Notes
Luxco 1: Pulp Holding Luxembourg S.à.r.l., located at 23 rue Aldringen, L-1118 Luxembourg	Société à responsabilité limitée	33,395,620	66,791,240	USD37,500,000
Luxco 2: Ilim Holding Luxembourg S.à.r.l., located at 23 rue Aldringen, L-1118 Luxembourg	Société à responsabilité limitée	33,395,620	66,791,240	USD37,500,000

PART 2: GUARANTOR DATA

Name and Address of Guarantor	Total Number of Shares of Luxco 1 Held	Total Number of Shares of Luxco 2 Held
Zakhar Smushkin	As per Beneficial Ownership Disclosure.	As per Beneficial Ownership Disclosure.
Boris Zingarevich
Mikhail Zingarevich
Leonid Eruhimovich

B-1

[The following exhibits have been omitted and will be supplementally furnished to the Securities and Exchange Commission upon request:]

Schedule C	Restructuring Schedule
Schedule D	Details of Jvco Subsidiaries and Excluded Companies
Schedule E	Preparation of Closing Statements
Schedule F	Actual Capital Expenditure
Schedule G	Timberland Lease Agreements
Schedule H	Template of Balance Sheet
Schedule I	Material Jvco Subsidiaries
Schedule J	Specified Matters
Exhibit A	Form of Non- Negotiable Promissory Note
Exhibit B	Form of Guarantee
Exhibit C	Form of Shareholders Agreement
Exhibit D	Form of Tax Covenant
Exhibit E	Form of Deed Of Indemnity
Exhibit F	Form of Spousal Consent
Exhibit G	Form of Deed Of Undertaking
Exhibit H	Principles of Primary Separation Agreements
Exhibit I	Form of Preferred Equity Certificates

Exhibit I-1